Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and between

DXC TECHNOLOGY COMPANY

and

MOLINA HEALTHCARE, INC., AS THE SOLE MEMBER
 OF MOLINA INFORMATION SYSTEMS, LLC

Dated as of June 26, 2018

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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Schedules

Schedule 1	-	Adjustment Calculation Practices and Methodologies
Schedule 4.4	-	Approvals, Consents, Notices and Releases of Seller
Schedule 5.5	-	Approvals and Consents of Buyer
Schedule 6.3(a)(ii)(x)	-	Transition Services – Scope, Pricing and Duration
Schedule 6.3(a)(ii)(y)	-	TriZetto Amendment Principles
Schedule 6.11(a)	-	NJ DDI Deductible
Schedule 6.12	-	Form of R&W Insurance Policy
Schedule 6.13	-	Contract Assignment
Schedule 10.1	-	Certain Excluded Adjustment Items

Exhibits

Exhibit A	-	Transition Services Agreement
Exhibit B	-	Restructuring Schedule

-iv-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is made and entered into as of June 26, 2018 by and between DXC Technology Company, a Nevada corporation (“Buyer”), and Molina Healthcare, Inc., a Delaware corporation (“Seller”) (each a “Party” and, together, the “Parties”).

RECITALS

A.            Seller owns 100% of the outstanding equity interests (the “Equity Interests”) of Molina Information Systems, LLC, a California limited liability company doing business as Molina Medicaid Solutions (the “Company”).

B.            Buyer desires to purchase from Seller, and Seller desires to sell, assign, transfer, convey and deliver to Buyer, free and clear of all Liens other than Permitted Encumbrances, all of its right, title and interest in and to the Equity Interests on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the terms hereof, the Parties agree as follows:

ARTICLE 1.
 PURCHASE AND SALE OF EQUITY INTERESTS

1.1	Purchase and Sale of Equity Interests

On the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to purchase the Equity Interests from Seller, and Seller agrees to sell the Equity Interests to Buyer, free and clear of all Liens other than Permitted Encumbrances.

1.2	Consideration for Equity Interests

As consideration for Buyer’s purchase of the Equity Interests, Buyer shall pay to Seller at the Closing by wire transfer of immediately available funds to the accounts designated in writing by Seller at least three (3) business days prior to the Closing Date an aggregate amount in cash equal to the net sum of the following (as subject to adjustment pursuant to Section 1.3, the “Purchase Price”):

(a)            $266,000,000;

(b)            minus the amount of any Estimated Adjustment Items outstanding as of immediately prior to the Closing;

(c)            plus the Estimated Company Cash;

(d)            plus the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital; and

(e)            minus the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital.

1.3	Purchase Price Adjustments

(a)            At least three (3) business days prior to the Closing Date, Seller shall provide Buyer with a statement (the “Estimated Adjustment Statement”) showing a good faith estimate and calculation of Adjustment Items (the “Estimated Adjustment Items”), Company Cash (the “Estimated Company Cash”) and Net Working Capital (the “Estimated Net Working Capital”), in each case as of immediately prior to the Closing and prepared in a manner consistent with the calculation of the Trial Adjustment Calculation and the other practices and methodologies set out on Schedule 1 (the “Adjustment Calculation Practices and Methodologies”). Seller shall consider in good faith any revisions to the Estimated Adjustment Statement and the components thereof proposed by Buyer, however, if the Parties cannot reach agreement with respect to any of Buyer’s proposed revisions prior to the Closing, the amounts proposed by Seller shall be used for purposes of the Estimated Adjustment Statement.

(b)            As promptly as practicable, but in any event not later than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a final statement (the “Final Adjustment Statement”) showing Buyer’s good faith determination of Adjustment Items, Company Cash and Net Working Capital, in each case as of immediately prior to the Closing and prepared in a manner consistent with the calculation of the Trial Adjustment Calculation and the Adjustment Calculation Practices and Methodologies.

(c)            After delivery of the Final Adjustment Statement, Seller, together with its accountants and advisors, shall have reasonable access (subject to the execution of customary access letters) to the books and records of the Company during regular business hours and all additional information used in determining the Company’s Final Adjustment Statement, and Buyer will cause its and the Company’s officers, employees and independent certified public accountants to be reasonably available to discuss with Seller and its representatives, such books, records and information, to verify the computation of Adjustment Items, Company Cash and Net Working Capital set forth in the Final Adjustment Statement. Within thirty (30) days after Seller’s receipt of the Final Adjustment Statement, Seller may deliver written notice to Buyer of any items shown in the Final Adjustment Statement to which Seller objects, specifying in reasonable detail the nature of such objections (the “Dispute Notice”). If no Dispute Notice is delivered within such thirty (30)‑day period, Seller shall be deemed to have agreed with all items and amounts shown in the Final Adjustment Statement, and the Adjustment Items, Company Cash and Net Working Capital as of immediately prior to the Closing shall be deemed to have been finally determined. If, within a further period of twenty (20) days from the end of the aforementioned review period, the Parties are unable to resolve matters raised by the Dispute Notice, the Parties shall submit such matters to the Accounting Expert for resolution. In the event that either Party fails to submit its statement regarding any items remaining in dispute within the time determined by the Accounting Expert, then the Accounting Expert shall render a decision based solely on the evidence timely submitted to the Accounting Expert by the applicable Party. The submission of the disputed items to the Accounting Expert shall be the sole and exclusive dispute resolution mechanism for any disagreement involving such disputed items. The Accounting Expert shall be directed to make a final determination regarding only those items or amounts disputed by Seller in the Dispute Notice which remain in dispute. The Accounting Expert will deliver to the Parties a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Expert by the Parties). In making its determination, the Accounting Expert shall act as an expert and not as an arbitrator. The determination of the Accounting Expert shall be conclusive and binding on the Parties. Judgment upon the determination of the Accounting Expert may be entered in any court having jurisdiction over the Party against which such determination is to be enforced. All fees and expenses relating to the work, if any, to be performed by the Accounting Expert will be borne pro rata as between Buyer, on the one hand, and Seller, on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute as between Buyer, on the one hand, and Seller, on the other hand, as finally determined by the Accounting Expert such that the Party prevailing pays the lesser proportion of the fees and expenses. For example, if Seller challenges the Final Adjustment Statement in the net amount of $1,000,000, and the Accounting Expert determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear 60% of the fees and expenses of the Accounting Expert and Seller shall bear the remaining 40% of the fees and expenses.

(d)            If the final determination of Adjustment Items as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is greater than the Estimated Adjustment Items, as set forth on the Estimated Adjustment Statement, Seller shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, the amount of such excess. If the final determination of Adjustment Items as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is less than the Estimated Adjustment Items as set forth on the Estimated Adjustment Statement, then Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, the amount of such shortfall.

(e)            If the final determination of Company Cash as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is greater than the Estimated Closing Cash, as set forth on the Estimated Adjustment Statement, Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, the amount of such excess. If the final determination of Company Cash as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is less than the Estimated Closing Cash, as set forth on the Estimated Adjustment Statement, then Seller shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, the amount of such shortfall.

(f)            If the final determination of Net Working Capital as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is greater than the Estimated Net Working Capital, as set forth on the Estimated Adjustment Statement, Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, the amount of such excess. If the final determination of Net Working Capital as of the Closing Date (either pursuant to mutual agreement or by determination of the Accounting Expert) is less than the Estimated Net Working Capital, as set forth on the Estimated Adjustment Statement, then Seller shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, the amount of such shortfall.

(g)            Any payments due to a Party in accordance with the foregoing clauses (d) through (f) above shall be aggregated and netted against each other such that one payment shall be made to the applicable Party.

(h)            Any adjustment made pursuant to this Section 1.3 shall be treated as an adjustment to the Purchase Price.

1.4	Closing

Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP on the third (3rd) business day after (or, at the election of Seller after consultation with Buyer, on the last day of the month or the 15th day of the month in which) the conditions set forth in Articles 4 and 5 have been satisfied or waived (other than conditions to be satisfied on the Closing Date, but subject to satisfaction or waiver of such conditions), or such other time or place as the Parties may agree (as applicable, the “Closing Date”). The Closing will be deemed to be effective as of 11:59 PM PST on the Closing Date.

1.5	Withholding

Buyer, the Company and any other Person making payments on their behalf shall be entitled to deduct and withhold from the amounts otherwise payable in connection with this Agreement such amounts (if any) as are required to be deducted or withheld under the Code, or any other provision of any other Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Body, such amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES
 OF SELLER RELATING TO THE COMPANY

Except as is otherwise disclosed in the Disclosure Memorandum delivered by Seller concurrently with the execution and delivery of this Agreement (the “Disclosure Memorandum”), Seller represents and warrants to Buyer as of the date of this Agreement and as of the Closing as follows in this Article 2. All exceptions noted in the Disclosure Memorandum are numbered to correspond to the applicable sections to which such exception refers; provided, however that any disclosure set forth on any particular schedule shall be deemed disclosed and incorporated into any other sections on the Disclosure Memorandum where such disclosure would otherwise be appropriate if and to the extent the relevance of such information to such other sections is reasonably apparent on the face of such disclosure.

2.1	Organization

The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite limited liability company power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted and as currently proposed to be conducted, and to enter into and perform its obligations under each Operative Documents to which the Company is a party (the “Company Operative Documents”), and to consummate the transactions contemplated thereby. The Company is duly qualified and licensed as a foreign corporation to do business and is in good standing in each of the jurisdictions in which the nature of the business conducted by the Company makes such qualification or licensing necessary under applicable Law, except where the failure to be so qualified, licensed or in good standing would not be reasonably expected to be material to the Company. Each of the Governing Documents of the Company are in full force and effect, and the Company is not in default under or in violation of any provision of its Governing Documents.

2.2	Enforceability

All limited liability company action on the part of the Company necessary for the authorization, execution and delivery of each Company Operative Document, the consummation of the transactions contemplated thereby and the performance of all the Company’s obligations thereunder has been taken. Each Company Operative Document has or at the Closing will have been duly and validly executed and delivered by the Company, and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as may be limited by: (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect that affect creditors’ rights generally; or (b) legal and equitable limitations on the availability of specific remedies (collectively, the “Enforceability Exceptions”).

2.3	Capitalization

(a)            The outstanding equity interests of the Company consist solely of the Equity Interests held by Seller. Such Equity Interests are duly authorized and validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable Laws and not in violation of preemptive or similar rights of any other Person.

(b)            Other than as contemplated by this Agreement, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, call rights, redemption rights, phantom interests, profits interests, phantom interests, restricted units, other compensatory equity or equity-linked rights, convertible securities, subscription rights, exchange rights, conversion rights, other rights or other agreements, in each case, either directly or indirectly, relating to any securities or other interest of or in the Company or that relate to the purchase or acquisition from the Company of any securities or any other interest in the Company or any securities or instruments convertible into or exchangeable for securities or any other interests in the Company (collectively, “Equity Purchase Rights”).

(c)            There are no outstanding bonds, debentures, notes or other Company Debt having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of securities of the Company may vote. There is no agreement or understanding between or among any Persons that affects or relates to the voting or giving of written consents with respect to any securities of the Company.

2.4	Corporate Books and Records

The Company has furnished to Buyer or its representatives for their examination true and complete copies of (a) the Governing Documents of the Company and (b) the minute books of the Company. Such minutes reflect all meetings of the Company’s managers and members thereof since the Company’s inception.

2.5	Subsidiaries and Investments

The Company does not own, beneficially or of record, directly or indirectly, any subsidiary or any shares of capital stock or any securities or other Equity Purchase Rights of any other Person, company or entity, including any interest in any partnership, joint venture or other enterprise.

2.6	No Approvals; No Conflicts

Except as set forth on Schedule 2.6 to the Disclosure Memorandum, the execution, delivery and performance by the Company of each Company Operative Document and the consummation of the transactions contemplated thereby have not and will not: (a) violate (with or without the giving of notice or lapse of time, or both) any provision of Law applicable to the Company; (b) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person; (c) conflict with, or result in a breach of, or constitute a default under (with or without the giving of notice or lapse of time, or both), or result in the acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify or cancel, any of the Contracts; (d) result in the creation of any Lien other than a Permitted Lien upon any assets of the Company; or (e) conflict with or result in a breach of or constitute a default under any provision of the Governing Documents of the Company; except with respect to clauses (b), (c) and (d) for any conflict, breach, default, acceleration, termination, modification, cancellation or Lien that would not be reasonably expected to be material to the Company.

2.7	Financial Statements

(a)            The Company has delivered or made available to Buyer (i) the audited balance sheet of the Company as of December 31, 2015, December 31, 2016 and December 31, 2017, and the related audited statements of income, member’s equity and cash flows for the year ended December 31, 2015, December 31, 2016 and December 31, 2017 and (ii) an unaudited balance sheet of the Company as of April 30, 2018, and related unaudited statements of income of the Company for the four-months ended April 30, 2018 (the “2018 Interim Financial Statements”). All the financial statements referenced in the previous sentence are herein referred to as the “Financial Statements.” Except as set forth on Schedule 2.7(a) to the Disclosure Memorandum, the Financial Statements (including the related notes and schedules thereto) (A) have been prepared from, and are consistent with, the books and records of the Company and in accordance with GAAP (subject, in the case of the 2018 Interim Financial Statements, to normal year-end adjustments and the absence of disclosures normally made in footnotes, which are not expected to be material individually or in the aggregate), (B) have been prepared on a basis consistent with prior accounting periods and (C) fairly present, individually and in the aggregate, in all material respects the financial position, results of operations, assets, liabilities, cash flow and changes in financial position of the Company as of the dates and for the periods indicated. Buyer acknowledges that the Company has not been conducted on a stand-alone basis, and no representations are made that the estimated stand-alone overhead costs included in the Financial Statements are an accurate reflection of the overhead costs that Buyer would incur to operate the Company.

(b)            The Company has no liabilities or obligations of any nature that are not fully reflected or reserved against in the 2018 Interim Financial Statements, except those (i) that are not required by GAAP to be reflected on a balance sheet, (ii) that were incurred after the date of the 2018 Interim Financial Statements in the Ordinary Course of Business (except to the extent such liabilities or obligations arise from breaches of any Contract or the failure to comply with applicable Law), (iii) that arise under this Agreement and (iv) other liabilities disclosed in Schedule 2.7(b) to the Disclosure Memorandum or that would not be reasonably expected to be material to the Company.

(c)            Except as set forth on Schedule 2.7(c) of the Disclosure Memorandum, to the Knowledge of Seller, no circumstances exist that would prevent achievement of those milestones set forth in the NJ Government Contract to the extent required as a condition to the Company’s submission of invoices under the NJ Government Contract, in amounts at least equal, in the aggregate, to the amount of the Deferred Contract Costs reflected on the Financial Statements.

2.8	Absence of Certain Changes or Events

Except for transactions specifically contemplated in this Agreement or disclosed on Schedule 2.8 to the Disclosure Memorandum, from December 31, 2017 to the date hereof, (a) the Business has been conducted in the Ordinary Course of Business and has not become subject to any change or circumstance having or reasonably likely to have a Company Material Adverse Effect, and (b) neither Seller, the Company nor any of its officers or members in their representative capacities on behalf of Seller or the Company have otherwise engaged in any action set forth in Section 6.1.

2.9	Taxes

Except as set forth on Schedule 2.9 to the Disclosure Memorandum:

(a)            The Company has (i) timely filed with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to it and such Tax Returns are true and correct in all material respects; (ii) fully and timely paid all Taxes required to have been paid by or with respect to it (whether or not such Taxes have been reflected on any Tax Return); and (iii) the unpaid Taxes of the Company did not, as of the date of the 2018 Interim Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2018 Interim Financial Statements (rather than in any notes thereto). Since the date of the 2018 Interim Financial Statements, the Company has not incurred any liability for Taxes outside the Ordinary Course of Business. All Taxes that the Company has been required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Body or are being held by the Company for such payment in compliance with all applicable Laws. All IRS Forms W-2 and 1099 required to have been filed with respect to any such withholding have been properly completed and timely filed.

(b)            (i) The Company has not received written notice of any pending Claims by any Governmental Body with respect to Taxes relating to the Company; (ii) no extension or waiver of the time in which to file any Tax Return, or the limitation period applicable to any Tax Return or Tax of the Company, is in effect; and (iii) there are no Liens for Taxes upon any of the assets of the Company, except Liens for current Taxes not yet due and payable.

(c)            The Company has never been a member of an Affiliated Group. The Company does not have any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise (other than a third-party commercial agreement (such as a lease) the principal purpose of which is not the sharing, indemnification or allocation of Tax).

(d)            The Company is not and has never been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract (other than a third-party commercial agreement (such as a lease) the principal purpose of which is not the sharing, indemnification or allocation of Tax).

(e)            The Company is not obligated to file a Tax Return in any jurisdiction other than jurisdictions for which Tax Returns have been duly filed, and no Claim has been made by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(f)            The Company has not, in any year for which the statute of limitations has not expired, participated in a reportable transaction within the meaning of Section 1.6011‑4(b) of the Treasury Regulations, or other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(g)            Seller is a United States person within the meaning of Section 7701(a)(30) of the Code.

(h)            The Company has been at all times since its formation classified as a disregarded entity within the meaning of Treasury Regulations Section 301.7701-2(a), and the Company has not made any entity classification election for federal, state, local or other Tax purposes.

(i)            None of the Company’s assets are “tax-exempt use property” within the meaning of Section 168(h) of the Code, are “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, secure any debt the interest of which is tax-exempt under Section 103(a) of the Code or are subject to a “section 467 rental agreement” within the meaning of Section 467 of the Code.

(j)            All Company Plans, to the extent applicable, (i) have been operated in compliance in all respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code and the Treasury Regulations issued thereunder and all subsequent IRS Notices and other interim guidance with respect to Section 409A of the Code, and (ii) have been maintained and operated in compliance with Section 409A of the Code and the final Treasury Regulations issued thereunder and all subsequent IRS and other guidance on Section 409A of the Code since January 1, 2009. Seller and its Affiliates have not made, and will not make, any payments or provided any benefits to any Continuing Employee, which were, are or will be subject to additional Tax under Section 409A(a)(1)(B) of the Code or any other Taxes imposed in relation to Section 409A of the Code (“Section 409A Taxes”).

2.10	Property

(a)            The Company owns no real property. The Company or a member of the Seller Group (as it relates to the Business) owns the leasehold interests described on Schedule 2.10(a) to the Disclosure Memorandum, which contains a complete and accurate list of all real property used by the Company (the “Real Property”) and any Contracts entered into by any member of the Seller Group (as it relates to the Business) in respect of the Real Property (the “Real Property Leases”). The Real Property constitutes all of the material real property used or held by the Seller Group to operate the Business.

(b)            With respect to each Real Property Lease, no waiver or postponement of the Company’s or other member of the Seller Group’s obligations has been granted by the landlord party to such Real Property Lease. No member of the Seller Group party thereto has received any written notice from any Governmental Body that (i) the Real Property is in any material violation of any Law, (ii) any material special assessment or similar Tax will be imposed on any of the Real Property, (iii) any condemnation proceeding is pending or threatened with respect to the Real Property or (iv) any material zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any Real Property in the Ordinary Course of Business. To the Knowledge of Seller, the Real Property is, in all material respects, in good repair and condition and is sufficient for the Company’s normal business activities conducted thereon.

(c)            The Company has good and marketable title to, a valid leasehold interest in or a valid right to use all of its material tangible assets, free and clear of all Liens except Permitted Liens. The tangible assets of the Company are structurally sound, are in reasonably good operating condition and repair taking into account the reasonably anticipated useful life thereof (normal wear and tear not caused by neglect excepted) and are reasonably suitable for the uses to which they are being put. Except as set forth on Schedule 2.10(c) to the Disclosure Memorandum, the Company has good and marketable title to, or a valid leasehold interest in, all of the material Personal Property it uses in the conduct of its business, free and clear of all Liens other than Permitted Liens. As used herein, “Permitted Liens” means (i) Liens for current Taxes not yet due and payable, (ii) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (iii) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations which are not violated by the present or proposed use of such properties, (iv) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the Ordinary Course of Business, (v) non-exclusive licenses in the Ordinary Course of Business and (vi) Liens of customers under the express terms of the Company’s contracts made available to Buyer and as set forth on Schedule 2.10(c)(ii) to the Disclosure Memorandum.

2.11	Contracts

(a)            Schedule 2.11(a) to the Disclosure Memorandum contains a complete and accurate list of all Contracts (or group of related Contracts), oral or written, to which the Company is a party or to which any other member of the Seller Group is a party that relate to the Business (the Contracts required to be set forth on Schedule 2.11(a) of the Disclosure Memorandum, collectively, the “Material Contracts”):

(i)            providing for potential payments by or to the Company or, to the extent related to the Business, the Seller Group in excess of $250,000 on an annual basis;

(ii)            evidencing Company Debt or the Guarantees;

(iii)            constituting an employment agreement, whether express or implied, or other Contract for services, including any consulting or agency agreement, that contains severance liabilities;

(iv)            constituting a noncompetition or non-solicitation agreement or other arrangement that would prevent or restrict in any material respect the Company (or, following the Closing, Buyer or its Affiliates) from (A) carrying on its business anywhere in the world or engaging in or competing with any Person in any line of business in any geographic area or (B) soliciting for employment or hiring any Person (other than, in the case of this clause (B) any non-solicitation or non-hire restrictions that are entered into in the Ordinary Course of Business and which are not material to the Company);

(v)            constituting an exclusive license agreement as licensor or licensee or otherwise providing for the grant to or from the Company or any member of the Seller Group (as it relates to the Business) of any right in or to any Intellectual Property material to the Business, other than (A) agreements for non-customized, commercially available software, with aggregate license, maintenance, support and other fees of $50,000 or less annually, and (B) non-exclusive licenses granted to end-user customers of the Company in the Ordinary Course of Business;

(vi)            constituting a joint venture agreement or arrangement, co-marketing or Affiliate Arrangement or other Contract that involves a sharing of profits or revenue with other Persons or the making of a debt or equity investment in or loan to any Person;

(vii)            that (A) grants the other party or any third Person “most favored nation” or any rights of first refusal, first notice or first negotiation or that require the Company to deal on an exclusive basis with any Person, (B) contains any minimum purchase obligations of the Company or (C) contains any indemnification obligations of the Company other than such indemnification obligations entered into in the Ordinary Course of Business;

(viii)            relating to (A) the acquisition or disposition of any business, division or business unit (whether by merger, sale of equity, sale of assets or otherwise) or (B) the purchase or sale of any assets for a purchase price greater than $250,000;

(ix)            constituting a (A) Government Contract or (B) Real Property Lease; and

(x)            relating to the settlement of, or other arrangements with respect to, any current or former Claim (A) with any Governmental Body, (B) that restricts or imposes obligations upon the Company or (C) which would require the Company to pay consideration of more than $250,000 after the date of this Agreement.

(b)            Except as set forth on Schedule 2.11(b) to the Disclosure Memorandum, all Material Contracts are valid, binding and enforceable in accordance with their terms against the member of the Seller Group party thereto, as applicable, except as may be limited by the Enforceability Exceptions. The member of the Seller Group party thereto has performed in all material respects the obligations imposed on it thereunder, and no member of the Seller Group nor to the Knowledge of Seller any other party thereto is in material default or breach thereunder or is in receipt of any written claim of any such material default or breach. No party to any Material Contract has indicated in a written communication or, to the Knowledge of Seller, an oral communication that any such Person intends to terminate its relationship with the Seller Group or materially change the terms of its relationship with the Seller Group or that any such party has a material dispute with the Company that has not been fully resolved. To the Knowledge of Seller, the transactions contemplated by this Agreement and the other Operative Agreements will not materially and adversely affect the relationship of the Company with any party to a Material Contract. True and complete copies of each such written Material Contract (or written summaries of the terms of any such oral Material Contract) have been delivered or made available to Buyer.

2.12	Customers and Suppliers

Except as set forth on Schedule 2.12 to the Disclosure Memorandum, since January 1, 2017, none of the customers or suppliers of the Company has decreased or limited materially, or threatened to decrease or limit materially, its purchase of the Company’s products or services or its supply of materials or services to the Company, as the case may be, except, with respect to suppliers, where such change would not reasonably be expected to be material to the Company.

2.13	Government Contracts

(a)            Schedule 2.13(a)(i) to the Disclosure Memorandum sets forth a list as of the date of this Agreement of each Government Contract for which the period of performance has not yet expired or terminated or final payment has not yet been received (each, an “Active Government Contract”) and Government Contract Bids for awards of new Government Contracts made by the Company. To the Knowledge of Seller, each Active Government Contract was awarded in compliance with applicable Law in all material respects. Except as set forth in Schedule 2.13(a)(ii) of the Disclosure Memorandum, none of the Company’s Active Government Contracts is the subject of any bid or award protest proceeding, and the Company has not received written notice that any Current Government Contract is the subject of bid or award protest proceeding.

(b)            Except as set forth on Schedule 2.13(b) of the Disclosure Memorandum, since the date that is three (3) years before the date hereof (the “Relevant Period”): (i) no Governmental Body has notified the Company in writing of any actual or alleged violation or breach of any representation, certification, Laws, disclosure obligation or contract term; (ii) the Company has not received any written or, to the Knowledge of Seller, oral, notice to show cause, or a cure, deficiency, or default notice relating to the Active Government Contracts; (iii) no Government Contract of the Company has been terminated for default or cause and the Company has not been threatened in writing with termination for default or cause that remains unresolved with respect to any Government Contract; (iv) there has not been any material withholding or setoff based upon Company’s actual or alleged breach of any contract term under any Government Contract; (v) the execution, delivery or performance of this Agreement will not result in a material violation, breach or default, or cause for termination under any Active Government Contract and (vi) the Company has complied with all material terms and conditions of each Government Contract and Government Contract Bid, including any applicable Laws (including any labor qualification provisions in Government Contracts and has not made any unauthorized substitutions).

(c)            Except as set forth on Schedule 2.13(c) of the Disclosure Memorandum, to the Knowledge of Seller, the Company is not a target or subject of any investigation or party to any material outstanding claims or contract disputes relating to the Government Contracts or Government Contract Bids under any applicable Law; no Governmental Body has asserted, and to the Knowledge of Seller, no Governmental Body has threatened in writing to assert, a claim against the Company for breach of contract or violation of any applicable Laws.

(d)            In the Relevant Period, neither the Company nor to the Knowledge of Seller, any of their respective Principals, has been debarred, suspended, or proposed for suspension or debarment or otherwise excluded. Except as set forth on Schedule 2.13(d) of the Disclosure Memorandum, to the Knowledge of Seller, no circumstances exist that would reasonably warrant the institution of suspension or debarment proceedings against the Company or any of its Principals, (i) neither the Company nor any of its Subsidiaries has received any written correspondence about, or notice of, any pending or threatened investigation, prosecution or administrative proceeding related to any Government Contract or Government Contract Bid of the Company and (ii) the Company has not made any disclosure in writing to any Governmental Body or other customer related to any suspected or alleged violation of an applicable Law or a Contract requirement by the Company or any of its respective Principals relating to any Government Contract or Government Contract Bid; nor, to the Knowledge of Seller, is the Company required to make any such disclosure to a Governmental Body.

(e)            The Company does not have any outstanding Government Contract Bids that, if accepted or a Contract relating thereto awarded to the Company, are expected as of the Closing to result in a loss to the Company at Contract completion. The Company has no reason to expect or anticipate that the actual incurred costs in connection with a Government Contract will, at the time that performance of such Government Contract is complete, exceed the price or any funding limitation or authorizations applicable to such Government Contract. The Company Entities have not made any assignment to any Person of Government Contracts or of any interests in the Current Government Contracts.

(f)            In the Relevant Period, (i) each statement, representation or warranty made by the Company or its Subsidiaries in any Government Contract, any Government Contract Bid or any exhibit thereto or in any certificate, statement, list, schedule or other document submitted or furnished to any Governmental Body in connection with any Government Contract or Government Contract Bid was true and correct on the date so furnished or submitted, and (ii) the Company has not submitted to any Governmental Body any inaccurate, untruthful or misleading cost or pricing data, certification, bid, proposal, report, claim or any other information relating to a Government Contract or Government Contract Bid.

(g)            Except as set forth on Schedule 2.13(g) of the Disclosure Memorandum, in the Relevant Period, the Company has not incurred or suffered any losses in the form of liquidated damages related to any Government Contract greater than $100,000, and the Company has established reserves on the 2018 Interim Financial Statements for any such anticipated losses.

2.14	Claims and Legal Proceedings; Government Orders

Except as set forth on Schedule 2.14 to the Disclosure Memorandum, there is no Claim presently pending or threatened in writing against the Company or, to the extent such Claim materially affects the Business, any member of the Seller Group, nor has there been any Claim pending against the Company or, to the extent such Claim materially affects the Business, any member of the Seller Group in the Relevant Period affecting the Business (or any managers, director or officers of the Company in their capacities as such). No member of the Seller Group has in the Relevant Period received any written communication or, to the Knowledge of Seller, oral communication related to any Claim by any Governmental Body with respect the Business. There are no outstanding or unsatisfied Orders to which the Company is a party or is otherwise subject.

2.15	Labor and Employment Matters

(a)            Except as set forth on Schedule 2.15(a) to the Disclosure Memorandum: There are no, and in the Relevant Period have not been any, labor and/or employment disputes, employee grievances, disciplinary actions or other employee- or labor-related Claims pending or involving or, to the Knowledge of Seller, threatened against or involving the Company or any Business Employees that would reasonably be expected to result in any material liability. The Company (i) has complied with all provisions of Law relating to employment and employment practices, terms and conditions of employment, wages and hours, including those related to hiring, background checks, pay equity, collective bargaining and labor relations, classification of independent contractors and employees, equal opportunity, document retention, termination and other notice requirements, plant closing and mass layoff, health and safety, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodation, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave and the payment of social security and other Taxes, except for noncompliance which would not reasonably be expected to result in any material liability, and (ii) is not liable for any arrears of wages, other compensation or benefits (other than such liabilities that have been incurred in the Ordinary Course of Business), or any Taxes or penalties for failure to comply with any of the foregoing. The Company is not, and has not in the Relevant Period, engaged in any unfair labor practice. No individual who has performed services for the Company has been improperly excluded from participation in any Plan, and the Company does not have any direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor or any other non-employee position rather than as an employee of the Company, an individual employed, engaged, or leased by the Company from another employer rather than an employee of the Company, or as exempt versus non-exempt. To the Knowledge of Seller, no allegations of sexual or other unlawful harassment or discrimination have been made in the Relevant Period against any officer or other management employee of the Company.

(b)            Except as set forth on Schedule 2.15(b) of the Disclosure Memorandum, there is no, and in the Relevant Period has not been any, labor strike, slowdown, stoppage or similar dispute pending or, to the Knowledge of Seller, threatened against the Company or otherwise related to any Business Employees. No collective bargaining agreement or union contract is, or have ever been, binding on the Company and no labor union or works council or similar labor organization or representative body represents, or has ever represented, any Business Employee with respect to service to the Company. To the Knowledge of Seller, there are no, and in the past have not been any, organizational efforts made or threatened by or on behalf of any labor union or representative thereof with respect to any Business Employee. There have not been in the Relevant Period any mass layoff, plant closing or other reduction in force that triggered any required notice under, or otherwise required compliance with, the federal Worker Adjustment and Retraining Notification Act, and/or any similar state or local Law, with respect to the Company or any Business Employees.

(c)            Except as otherwise set forth in this paragraph, all Persons who primarily provide services to the business and operations of the Company are employed by the Company. Schedule 2.15(c)(i) to the Disclosure Memorandum sets forth a complete and correct list of all current employees of the Company with the following information: name; title or position; status (part-time, full-time, exempt, non-exempt, etc.); whether paid on a salaried, hourly or other basis; current base salary or wage rate (unless disclosure would violate applicable Law); current target bonus or commissions plan; hire date; work location (city and state); amount of accrued but unused vacation; and active or leave status. Schedule 2.15(c)(ii) to the Disclosure Memorandum sets forth a complete and correct list of all independent contractors of the Company and all “leased employees” (as such term is defined in Section 414(n) of the Code) of the Company with the following information: job position or function; work location (city and state); hourly pay rate or other compensatory arrangement; hire date; regular hours per work week; term of engagement; and the total amount paid by Seller or the Company to such Person in 2017.

2.16	Employees; Employee Benefit Plans

(a)            Schedule 2.16(a) to the Disclosure Memorandum sets forth a true and complete list or description of each employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including all employment, consulting, agency, employee leasing, stock purchase, stock option, stock incentive, equity or equity-based, severance, employment, change-in-control, retention, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension, non-competition, non-solicitation, non-disclosure, confidentiality, inventions assignment and other plans, agreements, programs, policies and arrangements, whether formal or informal, oral or written, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (i) that is sponsored by, or maintained or contributed to, or required to be maintained or contributed to, as of the date of this Agreement, by Seller or any of its Affiliates for the benefit of any Business Employee or any of their dependents or beneficiaries or (ii) with respect to which the Company could have any liability, whether actual or contingent (collectively, the “Plans”), with identification of each such Plan that is sponsored by, or maintained or contributed to, or required to be maintained or contributed to, as of the date of this Agreement, by the Company (such Plans, collectively, the “Company Plans”).

(b)            Seller has previously provided or made available to Buyer true and complete copies of each of the material Plans that is not a Company Plan and, with respect to each Company Plan, each of the following: (i) the most recent financial statements and actuarial valuation report (if applicable), (ii) the most recent opinion or determination letter from the IRS (if applicable), (iii) the most recent summary plan description (within the meaning of ERISA) provided to Business Employees, (iv) for the three most recently completed years, the Forms 5500 and attached schedules (if applicable), and (v) each trust, insurance, annuity or other funding Contract. No Plan is subject to any applicable Law outside of the United States, or otherwise covers Business Employees primarily providing services outside of the United States.

(c)            (i) Except as could not reasonably be expected to result in material liability to Buyer or any of its Affiliates (including, following the Closing, the Company) or any Business Employee, each of the Plans has been operated and administered and was established in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion or determination letter from the IRS, and nothing has occurred that would be reasonably expected to result in, or otherwise adversely affect, any such Plan ceasing to be so qualified; (iii) no Plan provides health, medical or other welfare benefits (whether or not insured), with respect to any Business Employees beyond their retirement or other termination of service other than coverage mandated by applicable Law; (iv) no Plan or fiduciary or administrator of a Plan has engaged in any transaction in connection with which the Company or any Business Employee could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) there are no, and during the Relevant Period have not been any, pending or, to the Knowledge of Seller, threatened Claims (other than routine Claims for benefits) by, on behalf of, or against any of the Plans or any trusts related thereto and no facts or circumstances exist that could reasonably give rise to any such Claims; (vi) except as set forth in Schedule 2.16(c) to the Disclosure Memorandum, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Body is pending or, to the Knowledge of Seller, threatened with respect to or involving any Plan; and (vii) no Business Employee is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

(d)            No Plan is subject to Title IV of ERISA and there does not exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability for Buyer or any of its Affiliates (including, following the Closing, the Company).

(e)            Except as set forth on Schedule 2.16(e) of the Disclosure Memorandum, neither the approval and/or execution of this Agreement nor any of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s), including any termination of employment prior to, on or following the Closing), will (i) entitle any Business Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any Business Employee or trigger any other obligation under any of the Plans, (iii) result in any breach or violation of or default under any Plan or (iv) result in the payment that could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

2.17	Intellectual Property

Except as set forth on Schedule 2.17 of the Disclosure Memorandum:

(a)            Ownership of Intellectual Property. Subject to Section 6.8, the Company owns, licenses or otherwise possesses legally transferable and enforceable rights to use all Intellectual Property that is used in the Business. The consummation of the transactions contemplated hereby will not result in the loss, suspension, limitation, termination or other impairment of, or give rise to any right of any Person to suspend, limit, terminate or otherwise impair the right of the Company to own or use or otherwise exercise any other rights that the Company currently has with respect to, any Intellectual Property, nor require the consent of any Person in respect of any such Intellectual Property. Each item of Owned Intellectual Property is owned free and clear of any Liens, except for Permitted Liens and non-exclusive licenses granted to end-user customers of the Company in the Ordinary Course of Business. The Company has not licensed any of its Owned Software in source code form or otherwise permitted any Owned Intellectual Property that is or was material to Company to lapse or enter into the public domain. The Company has not entered into any exclusive licenses or agreements relating to any of its Owned Intellectual Property with any party. No third party has a joint ownership interest in or to any of the Owned Intellectual Property. As used in this Agreement, “Intellectual Property” will mean any and all intellectual property and proprietary rights, including: (i) all patents and utility models and applications therefor and all reissues, divisions, reexaminations, renewals, extensions, provisions, continuations and continuations in part thereof, (ii) all trade secrets, proprietary information and know how, (iii) all copyrights (including rights in software), copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”), and (iv) all trade names, logos, trademarks and service marks, trade dress, internet domain names, social media handles, and other source identifiers, whether or not registered, and all registrations thereof and applications therefor and all goodwill associated therewith (“Trademarks”).

(b)            No Infringement. (i) Neither Seller nor the Company has been sued in any action, suit or proceeding that involves, nor has it otherwise been notified in writing of, an objection or claim of infringement, misappropriation, dilution or other violation with respect to the Business, the Owned Software or any other Intellectual Property rights of the Company (ii) to the Knowledge of Seller, the conduct of the Business, including the manufacturing, marketing, licensing and sale of the Company’s products and service offerings, does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any third party, and (iii) the Company not brought any action, suit or proceeding for infringement, misappropriation, dilution or other violation of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

(c)            Third Party Infringement. To the Knowledge of Seller, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property rights of the Company.

(d)            Proprietary Information Agreements. Copies of the Company’s current standard forms of (i) confidentiality agreement for employees and (ii) contractor agreement containing proprietary information, confidentiality and assignment provisions, have been made available to Buyer. All current and former employees of the Company (and its predecessors) have executed, or will execute prior to the Closing, such form employee confidentiality agreement (or substantially such form in all material respects), or another agreement pursuant to which the applicable employee has agreed to appropriate confidentiality and non-disclosure covenants. All current and former contractors of the Company (and its predecessors) who have been involved in the creation or development of the Owned Software or any other Intellectual Property for the Company or its predecessors have executed such form contractor agreement (or substantially such form in all material respects), or another agreement pursuant to which the applicable contractor has (i) assigned to or vested in the Company or its predecessors ownership of such Intellectual Property and (ii) agreed to appropriate confidentiality and non-disclosure covenants. To the Knowledge of Seller, no such employee or contractor is in violation of the applicable agreement to which it is a party. Ownership of all Owned Intellectual Property and Owned Software developed by employees for or on behalf of the Company has vested in the Company by operation of law or otherwise, and no employees, consultants or contractors have claimed, and to the Knowledge of Seller no employees, consultants or contractors have, any right, title, interest or other claim to any Owned Intellectual Property or Owned Software. The Company has taken commercially reasonable measures to protect the confidentiality of confidential information and trade secrets used or held for use in the Business. To the Knowledge of Seller, there has been no unauthorized use or disclosure of any such confidential information or trade secrets.

(e)            No Government Funding. No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Owned Intellectual Property, except for funds, facilities or resources provided under customer contracts with states.

(f)            Open Source Software. Schedule 2.17(f) of the Disclosure Memorandum lists all software that is subject to “open source software” licensing, or under a similar licensing or distribution model (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (collectively, “Open Source Software”) that is incorporated into any Owned Software. The Company has not used Open Source Software in any manner that would (i) require the disclosure or distribution in source code form of any Owned Intellectual Property, (ii) require the licensing of any Owned Intellectual Property for the purpose of making derivative works, or (iii) impose any restriction on the consideration to be charged for the distribution of any Owned Intellectual Property.

(g)            Source Code. The Company has not disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Owned Software except for disclosures to employees, contractors or consultants under agreements that prohibit use or disclosure except in the performances of services to or on behalf of the Company.

(h)            Protection of Personally Identifiable Information. In its conduct of the Business, the Company is in compliance in all material respects with applicable privacy and security policies and other obligations set forth in the Contracts and applicable Information Privacy or Security Laws regarding the collection, use, transmission, storage, access, disclosure and disposal of such third parties’ Personally Identifiable Information or health records, and the Company has obtained all necessary consents to the collection, use or disclosure of Personally Identifiable Information in connection with the conduct of the Business. When the Company is acting as a “business associate” as such term is defined under HIPAA, the Company has implemented the requisite privacy and security policies, procedures and systems to comply with the terms of its business associate agreements and as required by applicable Information Privacy or Security Laws, and the Company is not and has not been in material breach of any such business associate agreement. The Company contractually requires all third parties, including vendors, that have access to or receive Personally Identifiable Information on behalf of the Company to comply with all applicable Laws regarding the use of such Personally Identifiable Information and to use commercially reasonable efforts to protect such Personally Identifiable Information against unauthorized access or use. The Company has, in its conduct of the Business, taken commercially reasonable measures to implement appropriate technical and organizational measures to protect Personally Identifiable Information against loss and against unauthorized access, use, modification, disclosure or other misuse, including all necessary risk analyses required by 45 C.F.R. § 164.308(a)(1)(ii)(A). There has been no loss, unauthorized or illegal access, use, processing or disclosure of that Personally Identifiable Information in the Company’s conduct of the Business that has resulted in, or could reasonably be expected to result in (individually or in the aggregate), material liability to the Company, including, but not limited to, any “breach” or successful “security incident” as such terms are defined under HIPAA. The Company is not nor has been under investigation, audit or proceedings by any Governmental Body or received any Claim from any third party, individual or Governmental Body related to whether the Company’s collection, processing, use, storage, security and/or disclosure of Personally Identifiable Information (i) is in violation of any applicable Information Privacy or Security Laws, privacy policies or security policies or (ii) otherwise constitutes an unfair, deceptive or misleading trade practice. “Personally Identifiable Information” means any information that alone or together with any other data or information can be used to identify an individual. Neither the execution, delivery or performance of this Agreement nor the consummation of the transaction consummated by this Agreement will result in any violation of the provisions of this Section.

(i)            IT Assets. The computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company (collectively, the “IT Assets”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and have not materially malfunctioned or failed within the Relevant Period, (ii) to the Knowledge of Seller, do not contain any virus, worm, software lock, drop dead device, time bomb or any similar destructive codes or instructions, and (iii) to the Knowledge of Seller, comply with the terms of all required contractual obligations of the Company. The Company has in place commercially reasonable measures, consistent with current industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Company has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, designed to enable the Company to continue to conduct the Business if there were a significant malfunction, failure or other interruption of or damage to or corruption or destruction of any of the IT Assets. In the Relevant Period, there has not been any material security breach of or material unauthorized access to the IT Assets (including any data stored or contained therein or transmitted thereby).

2.18	Accounts Receivable and Payable

Except as set forth on Schedule 2.18 of the Disclosure Memorandum, all accounts and notes receivable of the Company (a) are enforceable claims and were earned by performance of actual, from bona fide sales transactions in the Ordinary Course of Business and the services rendered with respect to such accounts and notes receivable have been rendered to or on behalf of the account obligors, and no further services are required to be rendered in order to complete the sales reflected by such accounts and notes receivable, (b) to the Knowledge of Seller, are collectable and are not subject to any valid setoff or counterclaim, (c) have not been assigned or pledged to any Person and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement other than standard return policies or warranties, and (d) are not the subject of any Claim brought by or on behalf of the Company or the obligors thereof. The allowance for doubtful accounts, if any, set forth on the Financial Statement was determined in accordance with GAAP consistent with past practices. All accounts payable of the Company arose in the Ordinary Course of Business and represent only actual, bona fide transactions.

2.19	Licenses, Permits, Authorizations, etc.

The Company holds all approvals, authorizations, accreditations, certificates, consents, licenses, orders, registrations, variances, exemptions, waivers, grants, qualifications and permits required by applicable Law, including Healthcare Laws, and that are material to or necessary for the conduct of the Business (the “Permits”). Each Permit is valid and in full force and effect and the Company is in compliance with the terms and conditions of each Permit held by it except to the extent that any failure to be in compliance would not be reasonably expected to be material to the Company. Except as set forth on Schedule 2.19(i) of the Disclosure Memorandum, in the Relevant Period, (i) no member of the Seller Group has received any written petition, objection or other pleading from or before any Governmental Body that impairs the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit or the imposition of a fine, penalty or other sanction for violation of any Law, including Healthcare Law, relating to any Permit, (ii) no member of the Seller Group has received any written notice or other written communication or, to the Knowledge of Seller, oral notice or communication from any Governmental Body or any other Person that any member of the Seller Group is not in compliance in any material respect with any Permit, and (iii) there has occurred no default under any Permit by any member of the Seller Group, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the Company. Except as set forth on Schedule 2.19(ii) of the Disclosure Memorandum, none of the Permits will be adversely affected by, or will expire or terminate as a result of, the consummation of the transaction contemplated hereby and each such Permit issued to or held by Company will continue in full force and effect following the Closing without requiring the consent or approval of any Governmental Body.

2.20	Compliance With Laws

Except as set forth on Schedule 2.20 of the Disclosure Memorandum:

(a)            The Company and the Seller Group (as it relates to the Business) is and has been for the Relevant Period in compliance in all material respects with all applicable Laws, including all Healthcare Laws. In the Relevant Period, (i) no member of the Seller Group (as it relates to the Business) has received or entered into, or is there any basis for, any citations, complaints, consent orders, or other similar Orders, or received any written, or to the Knowledge of Seller, oral, notice or other communication from any Governmental Body that indicates any material non-compliance with, or material liability under, any Laws, including Healthcare Laws, and (ii) the Company has not conducted any investigation in connection with which outside legal counsel was retained by the Company or the Seller Group for the purpose of conducting or assisting with such investigation with respect to any actual, potential or alleged material violation of any Laws, including Healthcare Laws, by the Company or to the extent that materially affects the Business.

(b)            Neither the Company nor any Business Employees are or have been debarred, excluded or suspended from participation under, or otherwise ineligible to participate in, any federal or state healthcare program or third-party payor program.

(c)            The Company is not party to, or subject to any ongoing obligations under, any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement agreement or similar agreement or order imposed by a Governmental Body relating to any Healthcare Laws.

(d)            To the Knowledge of Seller, except as would not be reasonably expected to be material to the Company, each physician, nurse, pharmacist, physical therapist and other licensed healthcare professional employed by, or contracted with, the Company is properly licensed or certified for the services he or she provides on behalf of the Company.

2.21	Compliance With Environmental Laws

(a)            The Company has, to the extent required by applicable Environmental Laws and except as would not reasonably be expected to be material to the Company, obtained and is in compliance with all permits, licenses, approvals or other authorizations necessary for the conduct of its business and use of the Real Property or the Personal Property and, to the extent required by applicable Environmental Laws, has caused all required registrations, reports and notifications to be made to all Governmental Bodies pursuant to such Environmental Laws with respect to the conduct of its business and the Company’s use of the Real Property or the Personal Property.

(b)            Each member of the Seller Group (as it relates to the Business) is, and during the Relevant Period has been, in material compliance with and has not violated (or received any notice alleging such violation), in connection with the ownership, use, maintenance or operation of the Real Property or the Personal Property or the conduct of its business, any Environmental Laws. Except as would not be reasonably expected to be material to the Company: (i) there are no pending or threatened Claims or Orders, writs, judgments, awards, injunctions or decrees of any Governmental Body, or Claims involving Environmental Laws against the Company, (ii) the Company has not assumed, undertaken, or provided an indemnity with respect to any material or potentially material liability of any other Person under Environmental Laws, and (iii) no member of the Seller Group (as it relates to the Business) has “released” any Hazardous Materials or at, in, on, under or from any Real Property or any property formerly owned or operated by the Company. Seller has provided to Buyer true and complete copies of any and all material documents, correspondence, pleadings, reports, assessments, analytical results or other documents concerning Environmental Laws.

2.22	Insurance

Schedule 2.22(a) to the Disclosure Memorandum contains a list of all insurance policies currently in effect that insure the business, operations, employees or properties of the Company (the “Insurance Policies”). The Insurance Policies are sufficient for compliance by the Company with all applicable Laws and all Material Contracts. With respect to each Insurance Policy: (a) no member of the Seller Group (as it relates to the Business) is in breach or violation of, or default under, any Insurance Policies, and, to the Knowledge of Seller, no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default of the terms of such Insurance Policies, except for breaches, violations or defaults which would not be reasonably expected to be material to the Company, (b) each Insurance Policy is valid and binding, (c) no premiums due under any such policies have not been paid, (d) no member of the Seller Group (as it relates to the Business) has received any notice of cancellation or termination, material change in premium or denial of renewal in respect of any of the Insurance Policies. Except as set forth on Schedule 2.22(b) to the Disclosure Memorandum, no claims exist under any Insurance Policy. No claim by Seller (as it relates to the Business) or the Company is pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights.

2.23	Brokers or Finders

The Company has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of the Company (including any member of the Seller Group), any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

2.24	Transactions with Affiliates

Except (a) for Operative Documents and the transactions contemplated hereby or thereby and (b) as set forth on Schedule 2.24 of the Disclosure Memorandum and (c) Company Plans or other employment related Contracts entered into in the Ordinary Course of Business, (1) no member of Seller Group (other than the Company) or any officer, director or key employee of the Seller Group is party to any Contract or involved in any business arrangement with the Company (including any arrangement pursuant to which the Company has pledged any assets or guaranteed any obligations on behalf of any such Person (collectively, “Affiliate Arrangements”). To the Knowledge of Seller, no officer, director or key employee of any member of the Seller Group (i) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, shareholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of the Company, (ii) owns or has an interest in, directly or indirectly, any property, asset or right of Company including any Intellectual Property used in the operation of Business, (iii) owes any money to or is owed any money by the Company (except for employment-related compensation received or payable in the Ordinary Course of Business), or (iv) is a party any business arrangement pursuant to which the Company pledged any assets or guaranteed any obligations on behalf of any such Person.

2.25	Sufficiency of Assets

Except as set forth on Schedule 2.25 of the Disclosure Memorandum, the assets that will be owned, leased or licensed by the Company, or made available to the Company pursuant to the Transition Services Agreement, immediately following the Closing, including IT Assets, (i) will constitute all the material assets that are used in the conduct of the Business as it is currently conducted and as it will be conducted immediately prior to the Closing by Seller and its Affiliates and (ii) are all of the assets that are necessary to operate the Business in all material respects in the manner in which it is currently conducted.

2.26	Letters of Credit and Performance Bonds

Schedule 2.26 to the Disclosure Memorandum sets forth all outstanding performance guarantees, letters of credit, performance bonds, bid bonds, or similar guarantees entered into by or on behalf of Seller in connection with the Company’s business (together with all extensions and replacements thereof and all other performance guarantees, letters of credit, performance bonds, bid bonds, or similar guarantees entered into by or on behalf of Seller in connection with the Business between the date hereof and the Closing Date, the “Guarantees”).

ARTICLE 2A.
REPRESENTATIONS AND WARRANTIES OF SELLER RELATING TO SELLER

In order to induce Buyer to enter into and perform this Agreement and the other Operative Documents to be entered into as of the Closing, Seller represents and warrants to Buyer as of the date of this Agreement and as of the Closing as follows in this Article 2A:

2A.1            Ownership

Seller owns beneficially and of record one hundred percent (100%) of the outstanding equity interests of the Company free and clear of any Lien and other than Permitted Encumbrances. At the Closing, Seller shall transfer to Buyer good and marketable title to the equity interests, free and clear of all Liens other than Permitted Encumbrances.

2A.2            Enforceability; No Conflicts

(a)            Seller has full capacity and authority to execute each Operative Document to which it is a party (the “Seller Operative Documents”), to make the representations, warranties and covenants therein and to perform Seller’s obligations thereunder. All corporate actions or proceeds required to be taken by or on the part of Seller to authorize or permit the execution, delivery and performance by Seller and the Company of the Operative Documents have been duly and validly taken.

(b)            The Seller Operative Documents are or will be duly executed and delivered, and are or will be when executed legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms except as may be limited by the Enforceability Exceptions.

(c)            The execution, delivery and performance by Seller of each Seller Operative Document and the consummation of the transactions contemplated thereby do not and will not: (i) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any Law applicable to Seller; (ii) except as set forth on Schedule 2A.2 to the Disclosure Memorandum, require any consent, approval or authorization of, or notice to, any Person; (iii) result in a default (with or without the giving of notice or lapse of time, or both) under, or the acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any material agreement, lease, note or other restriction, Lien, obligation or liability to which Seller is a party or by which it is bound; or (iv) result in the creation or imposition of any Lien on the Equity Interests, other than Permitted Encumbrances, or any property or assets of the Company except, with respect to the foregoing clauses (ii), (iii) and (iv) for any consent, approval, authorization, declaration, filing, registration, conflict, breach, default, acceleration, termination, modification, cancellation or Lien that would not be reasonably expected to (x) prevent or materially delay the performance of Seller’s obligations under the Seller Operative Documents or (y) be material to the Company.

2A.3            Claims and Legal Proceedings

There is no Claim pending or, to the Knowledge of Seller, or threatened in writing against any member of the Seller Group that would reasonably be expected to have a material adverse effect on the ability of the Seller and the Company to perform their obligations under the Operative Documents or consummate the transactions contemplated thereby.

2A.4            No Other Representations or Warranties

Except for the representations and warranties set forth in Article 2 and this Article 2A (including the related portions of the Disclosure Memorandum) or as expressly set forth in any Operative Document, none of Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to Buyer and its representatives (including any information, documents or material made available to Buyer in the electronic data room for this transaction, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce Seller to enter into and perform this Agreement and the other Operative Documents to which it is a party, Buyer represents and warrants to Seller as follows in this Article 3:

3.1	Organization

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

3.2	Enforceability

Buyer has full corporate power and authority to execute, deliver and perform its obligations under each Operative Document to which it is a party and each of the certificates, instruments and documents executed or delivered by it pursuant to the terms of this Agreement (the “Buyer Operative Documents”). All corporate action on the part of Buyer and its officers, directors and stockholders necessary for the authorization, execution and delivery of each Buyer Operative Document, the consummation of the transactions and the performance of all its obligations thereunder has been taken or will be taken prior to the Closing. Each Buyer Operative Document is or will be at the Closing duly executed and delivered by Buyer, and a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by the Enforceability Exceptions.

3.3	No Approvals or Notices Required; No Conflicts With Instruments

Except as would not prevent or materially delay the performance of Buyer’s obligations under the Buyer Operative Documents, the execution, delivery and performance of each Buyer Operative Document by Buyer and the consummation by Buyer of the transactions contemplated thereby will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of Law applicable to Buyer; (b) require any consent, approval or authorization of any Person (other than as required by the HSR Act); (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any agreement to which Buyer is a party; or (d) conflict with or result in a breach of or constitute a default under any provision of the Governing Documents of Buyer except with respect to the foregoing clauses (b) and (c) for any consent, approval, authorization, declaration, filing, registration, conflict, breach, default, acceleration, termination, modification, cancellation or Lien that would not be reasonably expected to prevent or materially delay the performance of Buyer’s obligations under the Buyer Operative Documents.

3.4	Brokers or Finders

Buyer has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Buyer, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby that would result in a Claim against the Company (prior to the Closing) or Seller.

3.5	Financial Resources

Buyer has on the date hereof, and at the Closing will have, sufficient cash on hand or other sources of immediately available funds to permit Buyer to perform timely its obligations under the Buyer Operative Documents (including payment of the Purchase Price as adjusted in accordance with Section 1.3). Buyer knows of no circumstance or condition that could be reasonably expected to prevent the availability at the Closing of such funds (including any requirement to obtain debt or equity funding from any other Person).

3.6	Experienced and Knowledgeable Investor

Buyer is an experienced and knowledgeable investor in the industry in which the Company operates. Prior to entering into this Agreement, Buyer was advised by its counsel, accountants, financial advisors, and such other Persons it has deemed appropriate concerning this Agreement and has relied solely (except for the representations and warranties of Seller contained herein) on an independent investigation and evaluation of, and appraisal and judgment with respect to, the Company, the business, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company.

3.7	No Litigation

There are no litigation, investigation or administrative proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under the Buyer Operative Documents or to consummate the transactions contemplated thereby.

3.8	Certain Services and Benefits Provided by Affiliates

Buyer acknowledges that the Company currently receives from Seller and its Affiliates certain support and services. Buyer further acknowledges that, except as provided in the Transition Services Agreement being delivered at Closing, all services and benefits to the Company from Seller and its Affiliates shall cease, and any agreement in respect thereof shall terminate, as of the Closing Date.

3.9	No Other Representations or Warranties

Except for the representations and warranties set forth in this Article 3 or in any Buyer Operative Document, Buyer does not make any other express or implied representation or warranty, either written or oral.

ARTICLE 4.
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following conditions at or prior to the Closing, each of which may be expressly waived only in writing signed by Buyer:

4.1	Accuracy of Representations and Warranties

The representations and warranties of Seller contained in Article 2 and Article 2A (other than the Fundamental Representations of Seller) shall be true and correct as of the Closing Date, except (a) that representations and warranties that are made as of a specific date need be true and correct only as of such date and (b) where the failure to be so true and correct (without giving effect to any limitation or qualification as to materiality (including the word “material” or references to “Company Material Adverse Effect”) set forth therein) would not have a Company Material Adverse Effect. The Fundamental Representations of Seller shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those Fundamental Representations that are made as of a specific date need be true and correct in all material respects only as of such date (in each case, without giving effect to any limitation or qualification as to materiality (including the word “material” or references to “Company Material Adverse Effect”) set forth in any such Fundamental Representations).

4.2	Performance of Agreements

Seller shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in the Operative Documents required to be performed and complied with by Seller at or prior to the Closing.

4.3	Compliance Certificate

Buyer shall have received a certificate of Seller executed by a duly authorized officer of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying that the conditions to the obligations of Buyer in Sections 4.1, 4.2 and 4.8 have been fulfilled.

4.4	Approvals, Consents, Notices and Releases

All approvals, consents and notices of or to third parties set forth on Schedule 4.4(i) shall have been obtained. The Company shall be released from each of the Contracts set forth on Schedule 4.4(ii) and evidence of such release shall have been obtained in form and substance reasonably satisfactory to Buyer.

4.5	Secretary’s Certificate; Transition Services Agreement; Etc.

Buyer shall have received a certificate of the Secretary of Seller, in form and substance reasonably satisfactory to Buyer, as to the authenticity and effectiveness of the actions of the board of directors of Seller authorizing the transactions contemplated by the Operative Documents. Copies of the Company’s and Seller’s Governing Documents shall be attached to such certificate.

Buyer shall have received (a) the Transition Services Agreement duly executed by Seller and (b) certificates representing the Equity Interests owned by Seller, duly endorsed (or accompanied by duly executed membership interest powers), for transfer to Buyer or other documentation sufficient to evidence the transfer of the Equity Interests to Buyer, in form and substance reasonably satisfactory to Buyer.

4.6	HSR Act

All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

4.7	Legal Proceedings

No Law or Order shall be in effect that enjoins, restrains, conditions or prohibits consummation of the Closing, and no Claim shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the Closing.

4.8	Material Adverse Effect

Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

ARTICLE 5.
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller to consummate the Closing is subject to the satisfaction of the following conditions at or prior to Closing, each of which may be expressly waived only in writing signed by Seller.

5.1	Accuracy of Representations and Warranties

The representations and warranties of Buyer contained in Article 3 (other than the Fundamental Representations of Buyer) shall be true and correct as of the Closing Date, except (a) that representations and warranties that are made as of a specific date need be true and correct only as of such date and (b) where the failure to be so true and correct (without giving effect to any limitation or qualification as to materiality (including the word “material” or references to “material adverse effect”) set forth therein) would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement. The Fundamental Representations of Buyer shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that representations and warranties that are made as of a specific date need be true and correct in all material respects only as of such date (in each case, without giving effect to any limitation or qualification as to materiality (including the word “material” or references to “material adverse effect”) set forth in any such Fundamental Representations).

5.2	Performance of Agreements

Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in the Operative Documents required to be performed and complied with by it at or prior to the Closing.

5.3	Compliance Certificate

Seller shall have received a certificate of an officer of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, certifying that the conditions to the obligations of Seller in Sections 5.1 and 5.2 have been fulfilled.

5.4	Legal Proceedings

No Law or Order shall be in effect that enjoins, restrains, conditions or prohibits consummation of the Closing, and no Claim shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the Closing.

5.5	Approvals and Consents

All approvals, consents, and notices of or to third parties the receipt or delivery of which are necessary for Buyer to consummate the transactions contemplated hereby and which are set forth on Schedule 5.5 shall have been obtained.

5.6	Transition Services Agreement

Seller shall have received the Transition Services Agreement, duly executed by Buyer.

5.7	HSR Act

All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

ARTICLE 6.
 COVENANTS

6.1	Conduct of Business by the Company Prior to Closing

Prior to the Closing, unless Buyer shall otherwise agree in writing, the Business shall be conducted in and only in, and Seller shall not permit the Company to take any action except in, the Ordinary Course of Business; and Seller shall use commercially reasonable efforts to preserve intact the business organization of the Company, to keep available the services of the current officers, employees, consultants and contractors of the Company and to preserve the current relationships of the Company with, and the goodwill of, customers, suppliers and other Persons with which the Company has significant business relations. Seller shall not (in respect of the Business), and shall not permit the Company to, between the date of this Agreement and the Closing, directly or indirectly do, or propose to do, any of the following without the prior written consent of Buyer, which will not be unreasonably withheld, conditioned or delayed:

(a)            (i) amend or otherwise change its Governing Documents, (ii) create any Subsidiary of the Company or (iii) file a petition in bankruptcy under any provision of federal or state bankruptcy Law on behalf of Seller or the Company;

(b)            issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or create any Lien on (i) any equity interest of the Company, (ii) any Equity Purchase Right or any revenue or profit-sharing interest in respect of the Company, or (iii) any material assets of the Company (other than, in the case of this clause (iii), any Permitted Liens);

(c)            reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any equity interests of the Company or declare, set aside or pay any distribution payable in stock or property with respect to the equity interests of the Company; provided, that nothing in this Agreement shall prohibit the Company from making distributions in cash prior to the Closing;

(d)            (i) acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or division thereof or any other Person or make any capital contributions or investments in any Person; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the Ordinary Course of Business; (iii) enter into any Contract that would be characterized as a Material Contract if such Contract was in place as of the date hereof or terminate or make any material amendment, extension, acceleration or waiver under any Material Contract (excluding any termination of a Material Contract in accordance with its terms); (iv) authorize any single capital expenditure which is in excess of $100,000 or any group of capital expenditures which are, in the aggregate, in excess of $500,000 for the Company other than capital expenditures incurred for design, development and implementation in the Ordinary Course under a Contract made available to Buyer or capital expenditures, including labor costs, incurred for general software enhancements in the Ordinary Course of Business; (v) license any of its Owned Intellectual Property or any of its other material Intellectual Property rights, in each case, other than non-exclusive licenses in the Ordinary Course of Business; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 6.1(d);

(e)            other than as required by applicable Law, the terms of any Plan as in effect on the date hereof or the express terms of this Agreement, (i) enter into or amend any employment, consulting or agency agreement that provides for severance obligations; (ii) increase the compensation or benefits payable or to become payable to any Business Employee; (iii) grant any severance or termination pay to, or establish, adopt, enter into or amend any Plan, collective bargaining, bonus, profit-sharing, thrift, compensation, interest option, restricted interest, pension, retirement, deferred compensation, employment, termination, severance, benefit, change in control, retention, loan or other plan, agreement, trust, fund, policy, contract or arrangement for the benefit of any Business Employee; (iv) accelerate the vesting, payment, or funding of any compensation or benefit under any Plan with respect to any Business Employee or under any Company Plan or (v) transfer the employment or engagement, or modify the employment or engagement status, of any service provider of Seller or its Affiliates (including the Company) in a manner that could affect whether or not such Person remains an employee or service provider of the Company following the Closing;

(f)            take any action, other than in the Ordinary Course of Business, with respect to accounting methods, policies or procedures (including procedures with respect to the payment of accounts payable and collection of accounts receivable), including (i) any acceleration, write off or discount any collection of notes or accounts receivable of the Company, (ii) any delay in paying any payables or other liabilities when due or deferred expenses and (iii) any delay or postponement of any capital expenditures, including in respect of the design, development and implementation under any Contract.

(g)            make or change any Tax election, change an annual accounting period, change any accounting method, settle any Tax audit, claim or examination, change any method of accounting or accounting practice for Tax purposes, file any amended Tax Return, enter into any closing agreement or request a Tax ruling from a Governmental Body, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes, Tax Return or claim for Taxes, or make any voluntary Tax disclosure or Tax amnesty claim or filing, except in each case, solely with respect to income Taxes for which the Company does not file Tax Returns and is not the taxpayer;

(h)            pay, discharge, settle or satisfy any Claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) or enter into any settlement agreement or consent decree with any Governmental Body (i) in excess of $250,000 or (ii) that impose any future restrictions or requirements on the Company;

(i)            enter into any new Guarantees other than replacement Guarantees on the same or better terms as the existing Guaranty;

(j)            disclose any trade secrets or other proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement; or

(k)            agree to do any of the foregoing.

Buyer shall within two (2) business days of the date hereof, designate in writing to Seller one or more appropriate person(s) located in the United States with the authority to bind Buyer (it being understood that such designee may be replaced with another person(s) located in the United States with prior notice to Seller) to receive and evaluate requests for consents, waivers, amendments and other actions by Buyer hereunder from Seller and Buyer shall use commercially reasonable efforts to cause such designee to respond to any such request as promptly as reasonably practicable after receipt thereof given the nature and substance of the request.

6.2	Access to Information; Confidentiality

From the date hereof to the Closing Date, Seller shall, and shall cause the Company and its officers, employees, consultants and agents to, afford the officers, employees and agents of Buyer access at all reasonable times to the officers, employees, consultants, agents, customers, suppliers, properties, offices, plants and other facilities, books and records of the Seller Group (to the extent relating to the Business) and the Company and shall furnish Buyer with all financial, operating and other data and information as Buyer, through its officers, employees or agents, may reasonably request; provided, however, that Seller shall have the right to have a representative present, Buyer shall consult with Seller regarding the topics for discussion at any meetings with customers or suppliers and Seller shall not be required to provide access to any information that is (a) subject to attorney client privilege to the extent doing so would cause such privilege to be waived, (b) prohibited by applicable Law or (c) subject to contractual prohibitions against disclosure to the extent doing so would violate such prohibition; provided that to the extent any information is not made available due to circumstances set forth in the foregoing clauses (a) - (c), the Parties shall cooperate in seeking to find a way to allow disclosure of such information without breaching confidentiality obligations or losing the ability to maintain attorney-client work product privilege or similar claims of privilege (the exceptions set forth in the foregoing clauses (a) - (c) and the obligations in the proviso following clauses (a) - (c), the “Disclosure Exceptions”). Notwithstanding anything to the contrary contained herein, none of Seller or its Affiliates (including the Company) shall be required to disclose to Buyer or any of its representative any consolidated, combined, affiliated or unitary tax return which includes Seller or any of its Affiliates or any tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Company. No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties. The Parties shall continue to comply with and to perform their respective obligations under the Mutual Nondisclosure Agreement between the Parties entered into as of January 18, 2018 (the “Mutual Nondisclosure Agreement”).

After the Closing Date, upon the request of a Party (the “Requesting Party”), the other Party shall, at the Requesting Party’s cost and expense, provide such Requesting Party with access at all reasonable times to the officers, employees, consultants and agents and the books and records that relate to the Business, and shall furnish such Requesting Party with all other data and information as such Requesting Party, through its officers, employees or agents, may reasonably request in respect of the Business, in each case, subject to the Disclosure Exceptions and solely to the extent that such information is reasonably required for a legitimate business purpose.

6.3	Further Action; Commercially Reasonable Efforts

(a)            Upon the terms and subject to the conditions hereof (but subject to the provisions of Sections 6.3(g), 6.3(f) and 6.3(g)), each Party shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, including using commercially reasonable efforts to (i) obtain all waivers, licenses, permits, consents, approvals, authorizations, qualifications and orders of any Governmental Body and parties to contracts with the Company as are necessary for the consummation of the transactions contemplated hereby, (ii) finalize the Transition Services Agreement, including the schedules and exhibits thereto, in accordance with the principles set forth on Schedule 6.3(a)(ii)(x), (iii) transfer, assign or license any assets to the Company which are not listed in Schedule 2.25 to the Disclosure Memorandum in breach of the representations and warranties set forth in Section 2.25 and (iv) discuss the Commingled Contracts, including the contents thereof, in connection with determining that post-Closing the Company has the Contracts required to operate the Business.  In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or the other Operative Documents, each Party shall use commercially reasonable efforts to promptly take all such action. Prior to the Closing, Buyer shall promptly notify Seller of any event that would likely be expected to affect Buyer’s ability to pay the Purchase Price at the Closing. Notwithstanding anything to the contrary in this Agreement, subject to Seller providing Buyer a reasonable opportunity to review and comment, Buyer agrees to provide its written consent (which consent shall not be unreasonably withheld, delayed or conditioned) to an amendment to the TriZetto Contract (the “TriZetto Amendment”); provided the TriZetto Amendment shall be in accordance with the principles set forth on Schedule 6.3(a)(ii)(y).

(b)            If any Person has initiated or threatened to initiate a legal proceeding that seeks to restrain, alter, delay or prohibit, or any order is entered that has the effect of restraining, altering, delaying or prohibiting, the consummation of the transactions contemplated by this Agreement, the Parties shall cooperate to use their commercially reasonable efforts to resist, resolve or defend such legal proceeding or have such order vacated subject, in each case (and for the avoidance of doubt), subject to the provisions of Sections 6.3(f) and 6.3(g).

(c)            Each Party shall promptly inform the other of, and furnish to the other Party copies of, any communication, correspondence or filing received by such Party from any Governmental Body regarding any of the transactions contemplated by this Agreement. If any Party or any of its Affiliates receives a request for additional information or documentary material from any such Governmental Body with respect to the transactions contemplated by this Agreement, then such Party shall, or shall cause such Affiliate to, as soon as reasonably practicable, but after providing the other Party with a reasonable opportunity to review and comment, deliver an appropriate response to the applicable Governmental Body in compliance with such request. Neither Party shall participate, or cause or permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Body in respect of any filings, investigations or inquiries concerning the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other Party the opportunity to attend and participate in such meeting. This clause (c) is limited to the extent compliance would be in violation of applicable Law.

(d)            Each Party shall promptly file or cause to be filed all filings with Governmental Bodies required in order to consummate the transactions contemplated hereby, including (i) filing as soon as reasonably practicable after the date hereof, and in any event within fifteen (15) business days of the date hereof, all required filings under the HSR Act, and (ii) submissions of additional information requested by the FTC, DOJ, state attorney general or any other Governmental Body. Each of the Parties further agrees that it shall, and shall cause its Affiliates to, comply with any other required post-Closing notification or other requirements of any antitrust, trade competition, investment or control reporting or similar Law of any Governmental Body with competent jurisdiction. Each of the Parties agrees to cooperate with and promptly to consult with, to provide any reasonably available information with respect to, and to provide, subject to appropriate confidentiality provisions, copies of all presentations and filings to any Governmental Body to the other party or its counsel. Each Party agrees not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Body not to consummate the transactions contemplated by this Agreement except with the prior written consent of the other Party.

(e)            In addition to the agreements set forth in clause (d) above in respect of the HSR Act (which shall be governed solely by clause (d) above), prior to the Closing, the Seller shall use commercially reasonable efforts to ensure that any other consents from the Governmental Bodies or third parties are obtained as promptly as practicable and that any reasonable conditions set forth in or established by any such consents from Governmental Bodies or third parties are satisfied in all material respects and Buyer shall use commercially reasonable efforts to cooperate with Seller in connection therewith; provided, however, that such efforts shall not require Seller to make or agree to make any material undertaking, or to agree to any material condition, in connection with its efforts to obtain such consents that is effective prior to the Closing or that applies to any of Seller’s operations other than the Company; provided further that Buyer’s obligation to use commercially reasonable efforts to cooperate with Seller shall not require Buyer or any Affiliate thereof to make any out-of-pocket expenditures or agree to any material undertaking or condition in connection with securing any such consent.

(f)            Notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer or any of its subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, enter into any consent decree, make any divestiture, accept any operational restriction or take or commit to take any action that would reasonably be expected to limit: (i) the freedom of action of Buyer or its subsidiaries or Affiliates with respect to the operation of, or Buyer’s ability to retain, the Company, or (ii) Buyer’s or its subsidiaries’ or Affiliates’ ability to retain, own or operate any portion of the businesses, product lines or assets of Buyer or any of its subsidiaries or Affiliates, or alter or restrict in any way the business or commercial practices of Buyer or its subsidiaries or Affiliates.

(g)            Notwithstanding anything to the contrary contained in this Agreement, in no event shall Seller or any of its subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, enter into any consent decree, make any divestiture, accept any operational restriction or take or commit to take any action that would reasonably be expected to limit Seller or its subsidiaries or Affiliates ability to retain, own or operate any portion of the businesses, product lines or assets of Seller or any of its subsidiaries or Affiliates, or alter or restrict in any way the business or commercial practices of Seller or its subsidiaries or Affiliates.

6.4	Publicity

No press release or other public announcement concerning the transactions contemplated by this Agreement shall be issued by Seller or Buyer without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or stock exchange rule, in which case the party required to make the release or announcement shall, to the extent permitted by Law, allow the other party reasonable time to comment on such release or announcement in advance of such issuance. For the avoidance of doubt, nothing shall prohibit any disclosure as is permitted in the Mutual Non-Disclosure Agreement.

6.5	Tax Matters

(a)            Notwithstanding anything to the contrary herein, the Parties shall evenly split all sales, use, documentary, stamp, registration and/or transfer Taxes, and other similar Taxes, if any (but in each case, excluding any Taxes with respect to income, profits or gains), imposed in connection with the transactions contemplated by this Agreement, and Company shall file or cause to be filed all necessary Tax Returns and other documentation with respect to all such documentary, sales, use, stamp, registration and/or transfer Taxes and fees, and if required by applicable Law, the Parties shall join in the execution of any such Tax Returns and other documentation. Such sales, use, documentary, stamp, registration and/or transfer Taxes, and such other similar Taxes, shall not be taken into account in determining the Net Working Capital of the Company pursuant to Section 1.3.

(b)            The Parties agree to treat the acquisition of the Equity Interests pursuant to this Agreement for applicable income tax purposes as an acquisition of assets, and agree to report the transaction for applicable income tax purposes in a manner consistent with such treatment unless otherwise required by a taxing authority. The Parties agree to cooperate in the preparation of a joint allocation schedule which allocates the Purchase Price among such acquired assets and the covenants contained in Section 6.9, in accordance with Section 1060 of the Code. If the Parties are unable to agree on the allocation schedule within one hundred eighty (180) days following the Closing Date, then each of Buyer and Seller may prepare its own allocation schedule in a manner each believes appropriate which allocates the Purchase Price among the acquired assets and the covenants contained in Section 6.9. The Parties shall each file their respective Tax Returns in accordance with either the agreed upon allocation schedule or their respectively prepared allocation schedule in the event the Parties were unable to agree on the allocation schedule.

(c)            Seller shall prepare (or cause to be prepared) all Tax Returns of the Company for taxable periods ending on or before the Closing Date and for Straddle Periods (all such Tax Returns, “Seller Prepared Tax Returns”) in a manner consistent with past practice of the Company, except as required by applicable Law. Seller shall deliver to Buyer a draft of each such Seller Prepared Tax Return at least fifteen (15) days before the date such Seller Prepared Tax Return is required to be filed (taking into account any applicable extensions), shall permit the Buyer to review and comment on each such Seller Prepared Tax Return prior to filing and shall consider in good faith all reasonable comments made by Buyer to Seller in writing at least five (5) days before filing. In the event that Seller does not accept such comments made by Buyer, any dispute not resolved by the time of filing shall be submitted to the Accountant Expert for resolution in the manner set forth in Section 1.3(c). If a Tax Return is required by applicable Law to be filed before the Accounting Expert has resolved the disputed items (taking into account valid extensions of time within which to file, which shall be obtained to the extent necessary to permit the resolution of disputed items), the Tax Return shall be filed as prepared by Seller and shall be amended if necessary to reflect the determination of the Accounting Expert with respect to the disputed items. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, (i) Seller shall not provide to Buyer any income or other Tax Returns of Seller or any Affiliated Group of which Seller or any of its Affiliates is a member and (ii) the Seller Prepared Tax Returns shall not include any Tax Return of Buyer, of any Affiliate of Buyer (other than the Company) or of any Affiliated Group of which Buyer or any Affiliate of Buyer (other than the Company) is a member.

(d)            The Parties shall provide one another with such assistance as may reasonably be requested by the others in connection with the preparation and filing of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to Tax Returns or Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. Upon reasonable request, the Parties will provide one another with any records or information in their possession which are not privileged and are relevant to such preparation, audit, examination, proceeding or determination.

(e)            The Parties agree to treat any indemnification payment made pursuant to Article 8 as an adjustment to the Purchase Price for federal, state and local income Tax purposes to the extent permitted by Law.

(f)            With respect to Taxes of the Company for any Straddle Period, for purposes of this Agreement, the portion of any Tax that is allocable to the Pre-Closing Tax Period shall: (i) in the case of real property Taxes, personal property Taxes and other similar ad valorem Taxes, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the end of the Closing Date.

(g)            Prior to the Closing, Seller shall deliver to Buyer (i) a certificate, duly executed and acknowledged and dated as of the Closing Date, reasonably accepted to Buyer and in the form provided in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) and (ii) a duly completed and executed IRS Form W-9.

(h)            Prior to the Closing, Seller shall cause any Tax sharing, Tax indemnification, Tax allocation and other similar agreements between the Company, on the one hand, and Seller and its Affiliates (other than the Company), on the other hand, to be terminated with no further liability for the Company thereunder.

(i)            Without the prior written consent of Seller (which consent will not be unreasonably withheld, delayed, or conditioned), Buyer shall not take (and following the Closing Buyer shall prevent the Company from taking) the following actions, if such action would reasonably be expected to give rise to an indemnification claim against Seller under this Agreement or otherwise affect the Taxes of Seller: (i) amend or cause the amendment of any Tax Return of the Company with respect to a Pre-Closing Tax Period, (ii) make any Tax election regarding the Company with respect to a Pre-Closing Tax Period, (iii) file any Tax Return of the Company with respect to a Pre-Closing Tax Period in any jurisdiction if the Company did not file a comparable Tax Return involving similar Tax items in such jurisdiction in the immediately preceding Tax period, or (iv) initiate any discussion or enter into any voluntary disclosure program (or similar program or agreement) with a Governmental Body regarding any Tax (whether asserted or unasserted) or Tax Return with respect to the Company relating to a Pre-Closing Tax Period; provided, however, that such limitations set forth in clause (iii) above shall not apply to the extent that a Tax Return is required to be filed as a result of a change in Law or a change in the Company’s business, in both cases after the end of the period for which the “comparable” Tax Return would previously have been filed.

6.6	Employee Benefit Plans

(a)            Effective as of 11:59 p.m. on the Closing Date, each Business Employee shall cease all active participation in and further accrual of benefits under the Plans that are not Company Plans (such Plans, the “Seller Plans”). Seller shall retain sponsorship of, and shall retain and indemnify and hold harmless Buyer and its Affiliates against, all liabilities under the Seller Plans, whether arising before, on or after the Closing, and Buyer and its Affiliates (including the Company) shall not assume sponsorship of, contribute to or maintain, or have any liability with respect to, the Seller Plans.

(b)            The Seller shall update Schedules 2.15(c)(i) and 2.15(c)(ii) to the Disclosure Memorandum from time to time following the date hereof, as reasonably requested by Buyer and, shall, on the Closing Date, provide Buyer with a list of all employees of Seller and its Affiliates who experienced an “employment loss” (as defined in the Federal Worker Adjustment and Retraining Notification Act) at each site of employment of the Company during the 90-day period prior to the Closing Date. Effective as of the Closing Date, for purposes of determining eligibility to participate and vesting where length of service is relevant under any employee benefit plan of the Company, Buyer or any of its subsidiaries, as applicable, in which employees of the Company who continue to be employed by the Company, Buyer or any of its subsidiaries, as applicable, immediately following the Closing (the “Continuing Employees”) are eligible to participate, the Continuing Employees shall receive service credit for service with the Company under such plans to the same extent such service was credited under similar Plans of the Company prior to the Closing Date; provided, however, that (i) such service shall not be credited to the extent that it would result in a duplication of benefits and (ii) no such credit shall be provided for purposes of benefit accrual under any defined benefit pension plan or post-retirement welfare plan. Following the Closing Date, with respect to welfare plans maintained by the Company, Buyer or its subsidiaries, Buyer shall use commercially reasonable efforts to cause such plans to (x) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements otherwise applicable to such Continuing Employees under such plan (including any actively at-work requirements) to the same extent satisfied or waived under a comparable Plan and (y) provide each such Continuing Employee with credit for any co-payments, deductibles, and similar payments paid during the relevant plan year and prior to the Closing Date in satisfying any substantially analogous requirements applicable under any such welfare plan. As of the Closing Date, Buyer shall, or shall cause the Company to provide to the Continuing Employees base salary or wage rate, cash bonus opportunity and benefit arrangements that are substantially comparable in the aggregate to the base salary or wage rate, cash bonus opportunity and benefit arrangements that are provided to similarly situated employees of Buyer (taking into account, without limitation, applicable position and location of employment), including participation in Buyer’s 401(k) plan.

(c)            Except as otherwise specifically provided in this Agreement (and without limiting Section 6.6(a)), Seller shall retain responsibility for (i) all employment and employee-benefit-related liabilities that relate to any Business Employee that is not a Continuing Employee (or any dependent or beneficiary of such Business Employee) that arise at any time, and (ii) all employment and employee-benefit-related liabilities that relate to any Continuing Employee (or any dependent or beneficiary of such Continuing Employee) that arise as a result of an event or events that occurred prior to 11:59 p.m. on the Closing Date. Except as otherwise specifically provided in this Agreement, effective as of 11:59 p.m. on the Closing Date, Buyer shall assume and be solely responsible for all employment and employee-benefits related liabilities that relate to the Continuing Employees (or any dependent or beneficiary of any Continuing Employee) that arise as a result of an event or events that occurred on or after 11:59 p.m. on the Closing Date. Except as otherwise specifically provided in this Agreement (and without limiting Section 6.6(a)), (A) Seller shall retain all liabilities for all workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims (“Welfare Claims”) incurred by the Continuing Employees and their eligible dependents prior to 11:59 p.m. on the Closing Date that are covered under the terms of the applicable Plans, and (B) Buyer shall be responsible for all liabilities for Welfare Claims incurred on or after 11:59 p.m. on the Closing Date by the Continuing Employees and their eligible dependents. For these purposes, a Welfare Claim shall be deemed to be incurred: (w) in the case of workers’ compensation and short-term disability benefits, at the time of the injury, sickness or other event giving rise to the claim for such benefits; (x) in the case of medical, prescription, drug, dental or vision benefits, at the time the professional services, equipment or prescription drugs covered by the applicable plan are obtained; (y) in the case of life insurance benefits, upon death; and (z) in the case of accidental death and dismemberment benefits, at the time of the accident. In the case of workers’ compensation claims relating to an injury or condition that occurred over a period both preceding and following 11:59 p.m. on the Closing Date, the claim shall be the joint responsibility of Seller and Buyer, and shall be equitably apportioned between them based on the relative periods of time that the condition or injury transpired preceding and following 11:59 p.m. on the Closing Date.

(d)            Effective as of the Closing Date, the Continuing Employees shall cease to participate in the Code Section 401(k) plan maintained by Seller (“Seller’s 401(k) Plan”), and as soon as reasonably practicable following the Closing Date, Buyer shall provide or cause to be provided to the Continuing Employees the right to participate in a Code Section 401(k) plan maintained by Buyer or one of its Affiliates (the “Buyer’s 401(k) Plan”). As soon as is reasonably practicable following the Closing Date, Seller shall cause, upon participant election, the direct rollover of eligible rollover distributions of Continuing Employees from Seller’s 401(k) Plan to Buyer’s 401(k) Plan; provided that, in lieu of such distributions, Seller may, upon mutual agreement between the Parties, cause the trustee of Seller’s 401(k) Plan to transfer the account balances of the Continuing Employees from Seller’s 401(k) Plan to the Buyer’s 401(k) Plan (the “Plan to Plan Transfer”) in accordance with the requirements of Code Sections 411(d)(6) and 414(l). If Parties agree to effect a Plan to Plan Transfer, the Parties shall use commercially reasonable efforts to affect such transfer of account balances in a timely manner. Without limiting the generality of the foregoing, provided that the Parties agree to effect a Plan to Plan Transfer, Seller shall promptly provide Buyer with such documents and other information as Buyer shall reasonably request to assure itself that the trust-to-trust transfer described herein may be accepted into Buyer’s 401(k) Plan in accordance with applicable Law. In addition, (i) if the Parties agree to effect a Plan to Plan Transfer, Seller shall provide to each Continuing Employee matching contributions under Seller’s 401(k) Plan for the plan year that includes the Closing Date based on the formulas set forth in such plan, but calculated without regard to any service requirement imposed under such plan (if any) and (ii) if the Parties do not agree to effect a Plan to Plan Transfer, the Seller shall cooperate with Buyer and take all necessary or appropriate action to prevent default on any Continuing Employee loans under the Seller’s 401(k) Plan.

(e)            For purposes of determining the number of vacation days to which each Continuing Employee shall be entitled during calendar year 2018, Buyer shall assume and honor all vacation days accrued or earned during the period beginning January 1, 2017 through the Closing Date but not yet taken by such Continuing Employee as of the Closing Date (subject to any applicable maximum under the applicable Plan), to the extent such vacation days are set forth on Schedule 2.14(c)(i) (the “Assumed Vacation”). Except as set forth in this Section 6.6(e), following the Closing, the Continuing Employees’ eligibility for vacation and other paid time off shall be determined under Buyer’s then-current vacation policy; provided, that the Assumed Vacation may not be subject to forfeiture unless and until used by the applicable Continuing Employee.

(f)            As soon as administratively practicable following the Closing, Seller shall distribute to each Continuing Employee the full amount of his or her account balance under the Molina Healthcare, Inc. Amended and Restated Deferred Compensation Plan (the “Molina DCP”), in each case, in accordance with the terms of the Molina DCP and in compliance with the requirements of Section 409A of the Code and shall assure that no such distributions will subject any Continuing Employee to any Section 409A Taxes.

(g)            Notwithstanding anything in this Section 6.6 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Plan or any employee benefit plan of Buyer or any of its Affiliates, or shall limit the right of Buyer or any of its Affiliates to amend, terminate or otherwise modify any Company Plan or other employee benefit plan following the Closing Date. Seller and Buyer acknowledge and agree that all provisions contained in this Section 6.6 are included for their sole benefit, and that nothing in this Section 6.6, whether express or implied, shall create any third party beneficiary or other rights: (i) in any other Person, including any Business Employee, any participant in any Plan or employee benefit plan of Buyer or any of its Affiliates, or any dependent or beneficiary thereof, or (ii) to continued employment or engagement with Buyer or any of its Affiliates or to any particular term or condition of employment or engagement.

6.7	Replacement of Guarantees

Prior to the Closing, Buyer shall use commercially reasonable efforts to put in place, effective as of the Closing, instruments equivalent to the Guarantees in effect as of the date hereof (or as modified with Buyer’s consent pursuant to Section 6.1). Buyer shall use commercially reasonable efforts, and Seller shall cooperate as reasonably requested by Buyer to, cause Buyer to be substituted in all respects for Seller, effective as of the Closing Date, in respect of all obligations of Seller under each of the Guarantees (and Seller shall be released from any such obligations), so that as a result of such substitution, Seller shall, from and after the Closing, cease to have any obligation whatsoever arising from or in connection with the Guarantees. If Buyer is not successful, for any reasons, in obtaining the complete release of Seller from the Guarantees by the Closing Date, then (a) Buyer shall continue to use its commercially reasonable efforts to obtain promptly the complete and unconditional release of Seller from each Guarantee following the Closing and (b) Buyer shall indemnify Seller for any cost related to or any demand or draw upon, or withdrawal from, any Guarantee.

6.8	Right to Seller Name and Seller Marks

Subject to this Section 6.8, Buyer and its Affiliates (which, for the purposes of this Section 6.8 shall include the Company) shall make no use of the Seller Name and Seller Marks in connection with the operation of the Company after the Name Change Deadline. Buyer, for itself and its Affiliates, acknowledges and agrees that neither Buyer nor any of its Affiliates shall have any rights in any of the Seller Name and Seller Marks and neither Buyer nor any of its Affiliates shall contest the ownership or validity of any rights of Seller or any of its Affiliates in or to any of the Seller Name and Seller Marks. Buyer acknowledges and agrees that immediately following the Closing, but no later than the Name Change Deadline, Buyer shall cause the name of the Company to be changed in order to remove the Seller Name and Seller Marks in the name the Company. Notwithstanding the foregoing, Seller acknowledges that the Seller Name and Seller Marks may have been utilized prior to the Closing in connection with Contracts of the Company and any invoices, letters or other documentation related thereto and those materials shall not be deemed a breach of this Section 6.8; provided, however, that Buyer shall use commercially reasonable efforts to notify all counterparties to such Contracts of the name change in the Ordinary Course of Business following the Closing Date.

6.9	Restrictive Covenants

(a)            During the period beginning on the Closing Date and ending on the second (2nd) anniversary thereof (the “Restricted Period”), Seller will not directly or indirectly invest in, own, manage, operate, finance or control any Person engaged in any business that competes with the Company (the “Restricted Business”) anywhere in any state within the United States or territory that is part of the United States, in each case, in which the Company operates as of the date of this Agreement; provided, however, that (i) Seller may own, directly or indirectly, solely as an investment, five percent (5%) or less of the securities of any Person that is engaged in a Restricted Business; (ii) Seller may, directly or indirectly, acquire any Person or business engaged in the Restricted Business if in the immediately preceding twelve-month period prior to execution of definitive documentation reflecting such acquisition, the consolidated revenues of such Person or business from the Restricted Business constituted less than twenty percent (20%) of the total revenues of such Person or business during such period; and (iii) in the event that Seller undergoes a merger, consolidation, sale of all or substantially all of its assets, sale of at least a majority of its outstanding shares, or other change of control, merger of equals or similar transaction (a “Seller M&A Transaction”) with a third party (a “Seller Acquirer”), pursuant to which the holders of Seller’s capital stock immediately prior to such transaction own, in the aggregate, less than fifty percent (50%) of the total combined voting power of the capital stock of the parent, successor or surviving entity after such transaction and a majority of the members of its Board of Directors immediately prior to such transaction cease to be members of such parent, successor or surviving entity’s Board of Directors after such transaction, none of the restrictions set forth in this Section 6.9(a) shall apply with respect to the Seller M&A Transaction, or the Seller Acquirer or any Affiliate thereof (other than Seller and Seller’s direct and indirect subsidiaries in existence immediately prior to the Seller M&A Transaction).

(b)            During the Restricted Period, Seller shall not directly or indirectly solicit or hire any employee of the Company as of the Closing or who is or becomes employed by the Company during the Restricted Period with the title of vice president or director (including any state director or clinical director) or any employee that has a title or position that is senior to any of the foregoing (the “Restricted Employee”) as of the Closing, or induce any such Restricted Employee to terminate such employment. The foregoing restrictions shall not apply to (i) a general solicitation (including through the use of a search firm) which is not directed specifically to any such Restricted Employees or the hiring of any Restricted Employee that responds to such general solicitation or (ii) the solicitation or hiring of any such Restricted Employee who has been terminated by Buyer or the Company.

(c)            During the period beginning on the Closing Date and ending on the fifth (5th) anniversary thereof, Seller shall (i) treat all information relating to Buyer and the Company as confidential, preserve the confidentiality thereof, and not use or disclose to any Person such information (except as expressly permitted by this Agreement) and (ii) cause its directors, officers, employees, representatives or other agents who have had access to such information to keep it confidential and not to use or disclose to any Person any such information (except as expressly permitted by this Agreement), unless such information (A) is or becomes publicly available through no act or omission in violation hereof of Seller or its Affiliates or any of its or their directors, officers, employees, representatives or other agents, or (B) is required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization. If the disclosure of such information is required by Law or such rules and regulations, Seller shall cooperate with and provide Buyer an opportunity to object to the disclosure and shall give Buyer as much prior written notice as is possible under the circumstances. Seller shall use its commercially reasonable efforts, at Buyer’s expense, to obtain reliable assurance that confidential treatment will be accorded to any such information required by Law or such rules and regulations to be disclosed.

(d)            The covenants and undertakings contained in this Section 6.9 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.9 could cause irreparable injury to Buyer and its Affiliates, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.9 will be inadequate. Therefore, Buyer will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.9 without the necessity of proving actual damage or posting any bond whatsoever. For the avoidance of doubt, nothing in this Agreement (including in Section 6.5(b)) shall limit Buyer’s ability to seek specific performance or to otherwise recover Losses pursuant to Article 8 with respect to any breach of this Section 6.9.

(e)            The Parties agree that the restrictions contained in this Section 6.9, including the term of the Restricted Period and the scope of the restrictions, are reasonable in light of the nature of the transaction contemplated by this Agreement and the need for Buyer to protect the goodwill associated with the Company. Notwithstanding the foregoing, the parties agree that if the provisions of this Section 6.9 are determined by a court of competent jurisdiction to be unenforceable in any respect, it is their intention that the restrictions set forth herein be enforced to the fullest extent permitted by Law, and that such court shall modify the restrictions to the extent necessary to permit them to be enforced.

6.10	Affiliate Arrangements

Except for this Agreement and the other Operative Documents, Seller shall cause (a) all Affiliate Arrangements to be terminated as of, and of no further force and effect after, the Closing with no further liabilities on the part of any party thereto and (b) all intercompany payable amounts and intercompany receivable amounts, in each case between Seller Group (other than the Company), on the one hand, and the Company, on the other hand, to be netted and settled in a manner that does not result in additional Tax Liabilities to the Company such that, as of the Closing, neither the Company nor any member of the Seller Group shall have any obligation in respect of any additional balances (it being understood that such cancellation shall not in any way affect the Operative Documents or any amounts which may be payable pursuant to the Operative Documents). Furthermore, Seller shall cause each of the restructuring steps set forth in Exhibit B hereto to have been completed at least one (1) business day prior to the Closing Date.

6.11	Post-Closing Remittance of Certain Amounts

(a)            To the extent the Company receives any NJ Customer DDI Contract Receipts following the Closing then:

(i)            the NJ Customer DDI Contract Receipts shall be retained by Buyer and the Company until the Company receives NJ Customer DDI Contract Receipts that are equal to the amount set forth on Schedule 6.11(a) (the “NJ DDI Deductible”); and

(ii)            once the Company has received NJ Customer DDI Contract Receipts equal to the NJ DDI Deductible, then the Company shall within thirty (30) days of receipt pay to Seller by wire transfer of immediately available funds to an account designated by Seller any additional NJ Customer DDI Contract Receipts up to an aggregate amount equal to the Interim Period NJ DDI Deferred Contract Costs. For the avoidance of doubt, neither Buyer nor the Company shall have any obligation to pay to Seller any NJ Customer DDI Contract Receipts that are in excess of the Interim Period NJ DDI Deferred Contract Costs.

(b)            To the extent the Company receives payment for any Aged AR following the Closing, then the Company shall within thirty (30) days of receipt pay to Seller by wire transfer of immediately available funds to an account designated by Seller an amount equal to the Aged AR received by the Company; provided, however, that Seller may, in its sole discretion, collect such Aged AR as part of the services under the Transition Services Agreement to the extent consistent with past practice.

(c)            Within thirty (30) days after the end of each calendar quarter following the Closing, Buyer shall deliver to Seller reasonably detailed quarterly statements of the amount of NJ Customer Contract Receipts and payments for any Aged AR received during the prior quarter.

6.12	R&W Insurance Policy

Buyer has bound coverage under the R&W Insurance Policy and delivered a true and correct copy of the R&W Insurance Policy to Seller. Buyer and its Affiliates shall not amend, waive or otherwise modify the subrogation provision under the R&W Insurance Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any Claim against any Seller Indemnified Party except in the case of fraud. Seller shall be an intended third party beneficiary of the subrogation provision applicable to Seller Indemnified Parties. All premiums, underwriting fees and similar costs associated with Buyer obtaining the R&W Insurance Policy shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller (as a Company Transaction Expense).

6.13	Contract Assignment

At the Closing, Seller shall assign to the Company each of the Contracts set forth on Schedule 6.13.

ARTICLE 7.
 TERMINATION

7.1	Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)            by mutual written consent of the Parties;

(b)            by either Party, if the Closing has not occurred by December 31, 2018 (the “Drop Dead Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 4.6 and Section 5.7, shall have been satisfied or shall be capable of being satisfied at such time, the Drop Dead Date shall automatically be extended to March 31, 2019; provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if such Party fails to fulfill any obligation under this Agreement which has caused, or resulted in, the failure of the Closing to occur on or before such date;

(c)            by either Party, if there shall be any Law that makes consummation of the transactions contemplated herein illegal or if any judgment, injunction, order or decree enjoining either Party or the Company from consummating the transactions contemplated herein is entered and such judgment, injunction, order or decree shall become final;

(d)            by Seller, in the event of a breach of or inaccuracy in any representation or warranty set forth in Article 3 or any failure to perform any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement if such breach, inaccuracy or failure to perform cannot be cured or has not been cured within thirty (30) days following the receipt by Buyer of written notice thereof from Seller and such breach, inaccuracy or failure to perform has caused or would result in the failure of a condition set forth in Section 5.1 or Section 5.2 to be satisfied (and such condition is not waived in writing by Seller) on or prior to the Drop Dead Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 7.1(d) if Seller is in material breach of this Agreement;

(e)            by Buyer, in the event of a breach of or inaccuracy in any representation or warranty set forth in Article 2 or Article 2A or any failure to perform any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement if such breach, inaccuracy or failure to perform cannot be cured or has not been cured within thirty (30) days following the receipt by Seller of written notice thereof from Buyer and such breach, inaccuracy or failure to perform has caused or would result in the failure of a condition set forth in Section 4.1 or Section 4.2 to be satisfied (and such condition is not waived in writing by Buyer) on or prior to the Drop Dead Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 7.1(e) if Buyer is in material breach of this Agreement;

(f)            by Seller, if satisfaction of any of the conditions in Sections 5.5 and 5.7 on or prior to the Drop Dead Date is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition; or

(g)            by Buyer, if satisfaction of any of the conditions in Sections 4.4 and 4.6 on or prior to the Drop Dead Date is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition.

7.2	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 7.1, there shall be no further obligation on the part of any Party, except that nothing herein shall relieve any Party from liability for any material and willful breach hereof and except that the provisions of this Section 7.2 (Effect of Termination) and Article 9 (General), and obligations under the Mutual Nondisclosure Agreement shall remain in full force and effect.

ARTICLE 8.
 SURVIVAL AND INDEMNIFICATION

8.1	Survival

All (i) representations and warranties contained in this Agreement or in any certificate delivered pursuant hereto (other than Fundamental Representations which shall survive until thirty (30) days after the expiration of the applicable statute of limitations) and (ii) covenants contained in this Agreement requiring performance on or prior to the Closing Date shall, in each case, survive the Closing for a period of twelve (12) months after the Closing Date. Any covenants requiring performance, in whole or in part, after the Closing shall survive the Closing until fully performed. For the avoidance of doubt, the Parties hereby agree and acknowledge that the foregoing survival periods are a contractual statute of limitations and any claim brought by any Indemnified Party pursuant to this Article 8 must be brought or filed prior to the expiration of the applicable survival period; provided, that any indemnity claim made by a Party prior to the end of such survival period shall survive until such claim is fully paid or finally and completely adjudicated or settled in accordance with this Agreement.

8.2	Indemnification by Seller

Subject to the limitations set forth in this Article 8, after the Closing, Seller shall indemnify and hold Buyer and its Affiliates, including the Company after the Closing, and their respective officers, directors, employees, agents and Affiliates (each, a “Buyer Indemnified Party” and together, the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse the Buyer Indemnified Parties for, any and all losses, damages, debts, liabilities, obligations, judgments, orders, awards, writs, injunctions, decrees, fines, penalties, Taxes, costs or expenses (including any reasonable legal or accounting fees or expenses and the aggregate amount of any gross-up payments paid by any Buyer Indemnified Party to make Continuing Employees whole (on an after-Tax basis) for any Section 409A Taxes or the Specified Tax Matter, but excluding any amount that was taken into account in determining Net Working Capital of the Company pursuant to Section 1.3) (“Losses”) arising out of:

(a)            any inaccuracy in or breach of any representation or warranty made by or on behalf of Seller in this Agreement or in any certificate delivered pursuant hereto disregarding, in each case, any reference to “materiality”, “Company Material Adverse Effect” or similar qualifications therein for purposes of determining the existence of any such inaccuracy or breach and the amount of Losses resulting therefrom;

(b)            any breach by Seller of any covenant or obligation in this Agreement or in any certificate delivered pursuant hereto;

(c)            any and all Pre-Closing Taxes; or

(d)            the Specified Tax Matter.

8.3	Indemnification by Buyer

Subject to the limitations set forth in this Article 8, after the Closing, Buyer shall indemnify and hold Seller and its agents and Affiliates (the “Seller Indemnified Parties”) harmless from and against, and shall reimburse the Seller Indemnified Parties for, any and all Losses arising out of:

(a)            any inaccuracy in or breach of any representation or warranty made by or on behalf of Buyer in this Agreement or in any certificate delivered pursuant hereto disregarding, in each case, any reference to “materiality”, “material adverse effect” or similar qualifications therein for purposes of determining the existence of any such inaccuracy or breach and the amount of Losses resulting therefrom; or

(b)            any breach by Buyer of any covenant or obligation in this Agreement or in any certificate delivered pursuant hereto.

8.4	Limitations

(a)            Any Person against whom an Indemnification Claim is being asserted (an “Indemnifying Party”) shall not be obligated to defend and hold harmless any Person claiming indemnification under this Article 8 (an “Indemnified Party”), or otherwise be liable to such Indemnified Party, with respect to any Indemnification Claim made by the Indemnified Party after the expiration of the applicable survival period as set forth in Section 8.1, except that indemnity may be sought after the expiration of the survival period if a Claim Notice with respect to such Indemnification Claim shall have been delivered to the Indemnified Party prior to the expiration of the survival period. For the avoidance of doubt and subject to the limitations set forth in this Article 8, the Buyer Indemnified Parties shall be permitted to submit a claim notice to Seller, solely for purposes of tolling any survival period relating thereto prior to submitting any such claim under the R&W Insurance Policy.

(b)            No Indemnified Party shall be entitled to receive any indemnification payment with respect to Indemnification Claims made pursuant to (i) Section 8.2(a) with respect to any inaccuracy in or breach of any representation or warranty in Section 2.9 or (ii) Section 8.2(c) (collectively, “Tax Claims”), in either case, with respect to any Loss or a series of related Losses that can be recovered from the R&W Insurance Policy of less than $25,000 (a “De Minimis Loss”). In addition, no Indemnified Party shall be entitled to receive any indemnification payment with respect to (i) Indemnification Claims made pursuant to Section 8.2(a) or Section 8.3(a) (including Tax Claims but excluding claims regarding breaches of or inaccuracies in any other Fundamental Representation) or (ii) Tax Claims with respect to, for purposes of this clause (ii), Losses that can be recovered from the R&W Insurance Policy ((i) and (ii) collectively, “General Claims”), as the case may be, until all Losses (including any De Minimis Loss with respect to Tax Claims) exceed, in the aggregate, an amount equal to $1,330,000 (the “Deductible”, provided that the Deductible shall be reduced by the amount of any Losses incurred by Buyer that are related to the Specified Litigation Matter), in which such case, subject to the additional limitations of this Article 8, such Indemnified Party shall be entitled to recover all Losses so incurred in excess of the Deductible.

(c)            The aggregate liability of any Indemnifying Party under this Article 8 for any and all Indemnification Claims shall be limited to (i) $1,330,000 with respect to General Claims and (ii) an amount equal to the Purchase Price actually received by Seller with respect to all other Indemnification Claims (including claims regarding breaches of or inaccuracies in Fundamental Representations (other than the representations or warranties in Section 2.9) and claims regarding the matters set forth in Section 8.2(b), Section 8.2(d) and Section 8.3(b)).

(d)            Subject to the limitations set forth in this Article 8, consideration must be given to the amount that any party recovers as proceeds of insurance (including the R&W Insurance Policy) or from third parties in respect of such Losses (“Third Party Recoveries”), net of any costs of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost directly related to such Third Party Recovery. Each person seeking indemnification hereunder agrees that it will use commercially reasonable efforts to prosecute all claims against its insurers (including the R&W Insurance Policy) and other persons with respect to Third Party Recoveries diligently and in good faith with regard to matters for which Losses are claimed under this Article 8. Should an Indemnified Party recover Losses from the Indemnifying Party pursuant to this Article 8, and subsequently recover any Third Party Recovery with respect to the matter for which such Losses were paid, such Indemnified Party shall refund the lesser of (i) the Losses paid by the Indemnifying Party and (ii) the amount of such Third Party Recovery. In addition to the foregoing limitations in this Section 8.4(d), with respect to any Loss subject to indemnification under Section 8.2, Buyer shall first submit such Loss for coverage under the R&W Insurance Policy and shall use commercially reasonable efforts to recover for such Loss under the R&W Insurance Policy (including by contesting any improper denial of coverage) prior to pursuing any recovery against Seller under this Article 8; provided, that this sentence shall not apply to an Indemnification Claim that is not a General Claim.

(e)            The Parties’ sole and exclusive remedy with respect to any and all claims or causes of action (whether based in contract, tort (including negligence), strict liability, law or equity, or any other cause of action) (other than injunctions or other equitable remedies pursuant to Section 9.13, or claims of, or causes of action arising from fraud or intentional misrepresentation (but excluding negligent misrepresentation)) relating to the Agreement, and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article 8 (and, for the avoidance of doubt, none of the limitations on indemnification set forth in this Article 8 shall apply in the case of fraud or intentional misrepresentation (but excluding negligent misrepresentation)). For the avoidance of doubt, nothing in this Article 8 shall limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) the applicable provisions of any Operative Document or Buyer’s ability to seek recovery under the R&W Insurance Policy.

(f)            Each Person seeking indemnification hereunder shall use commercially reasonable efforts to mitigate Losses (including using commercially reasonable efforts to exercise cure rights under contracts) for which it seeks indemnification hereunder; provided, however, that any reasonable costs incurred by such Person in connection with such mitigation shall constitute Losses hereunder.

(g)            None of the Indemnified Parties shall be entitled to recover from the Indemnifying Parties for any Losses arising under the Operative Documents or in connection with or with respect to the transactions contemplated thereby any incidental, indirect, special, consequential (including lost revenues or lost profits), exemplary or punitive damages, unless such damages are reasonably foreseeable or are awarded to a third party by a court or tribunal.

8.5	Procedure for Indemnification

(a)            An Indemnified Party shall give written notice (the “Claim Notice”) of any matter which an Indemnified Party has determined has given rise or could give rise to a right of indemnification under this Agreement (other than a Third Party Claim) of any Indemnification Claim prior to the expiration of the applicable survival period as set forth in Section 8.1 and (A) within twenty (20) business days of such determination by Buyer and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within twenty (20) business days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the failure or delay to so notify the Indemnifying Party, in accordance with clause (A) or (B) above shall not relieve the Indemnifying Party of any obligation or liability that the Indemnifying Party may have to the Indemnified Party, unless, and then only to the extent that, the Indemnifying Party demonstrates that the Indemnifying Party’s ability to defend or resolve such Indemnification Claim is materially adversely affected thereby. Any such Claim Notice shall describe in reasonable detail the facts and circumstances on which the asserted Indemnification Claim is based and specify the amount of such Indemnification Claim if then ascertainable.

(b)            If the Indemnifying Party admits in writing given to the Indemnified Party after receipt by the Indemnifying Party of a Claim Notice that Losses identified in such Claim Notice constitute indemnifiable claims, the Indemnified Party shall, subject to the other terms of this Article 8, be paid the amount of the Losses related to such Indemnification Claim or the uncontested portion thereof. All other Indemnification Claims shall be resolved by the Parties in accordance with either (A) a mutual agreement among the Parties, which shall be memorialized in writing, or (B) the final decision of a court of competent jurisdiction that is not subject to further appeal.

(c)            (i)            Subject to Sections 8.5(d) and (e), the Indemnifying Party shall have the right, upon written notice given to the Indemnified Party within thirty (30) days after receipt of a Claim Notice relating to a Third Party Claim, to assume the defense or handling of such Third Party Claim at the Indemnifying Party’s sole expense, in which case the provisions of Section 8.5(c)(ii) shall govern.

(ii)            The Indemnifying Party shall select counsel to conduct the defense or handling of such Third Party Claim reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall defend or handle such Third Party Claim in consultation with the Indemnified Party and in such manner as is reasonable under the circumstances and shall keep the Indemnified Party timely apprised of the status of such Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, agree to a settlement of, or consent to the entry of any judgment with respect to, any Third Party Claim, which consent will not be unreasonably withheld or delayed, unless such settlement of, or consent to the entry of any judgment with respect to such Third Party claim: (i) by its terms unconditionally releases the Indemnified Party from all liability in connection with such Third Party Claim, (ii) does not include an admission of wrongdoing or misconduct by the Indemnified Party, and (iii) does not impose any injunctive or other equitable relief against the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and shall be entitled to participate in but not control the defense or handling of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed), agree to a settlement of any Third Party Claim that is being defended and handled by the Indemnifying Party pursuant to this Section 8.5(c)(ii).

(d)            (i)            If (A) the Indemnifying Party does not give written notice to the Indemnified Party within ten (10) business days after receipt of the Claim Notice from the Indemnified Party of a Third Party Claim that the Indemnifying Party has elected to assume the defense or handling of such Third Party Claim, (B) at any time the Indemnifying Party shall fail to carry out such defense or handling diligently and in such manner as is reasonable under the circumstances after written notice to such effect that is not cured as soon as practicable thereafter, (C) the Indemnified Party has reasonably determined, upon advice of counsel, that having common counsel with the Indemnifying Party would present such counsel with a conflict of interest or (D) the Third-Party Claim (i) seeks any injunctive or other equitable relief against the Indemnified Party or arises in connection with a criminal proceeding or (ii) seeks monetary damages in such an amount that, given the limitations on the amount of Losses for which the Indemnifying Party is responsible hereunder, the Indemnified Party would reasonably be expected to be responsible for more than fifty percent (50%) of such Losses, then the Indemnifying Party shall not have a right to assume the defense or handling of such Third Party Claim and the provisions of Section 8.5(d)(ii) shall govern.

(ii)            The Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably satisfactory to the Indemnifying Party to defend or handle such Third Party Claim in consultation with the Indemnifying Party and in a manner that is reasonable under the circumstances; provided, however, that the Indemnified Party shall keep the Indemnifying Party timely apprised of the status of such Third Party Claim. The Indemnified Party shall not agree to a settlement of, or consent to the entry of any judgment to, such Third Party Claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld or delayed. If the Indemnified Party defends or handles such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party and shall be entitled to participate in but not control the defense of such Third Party Claim with its own counsel and at its own expense.

(e)            Notwithstanding the provisions of Sections 8.5(c) and (d), Seller shall have the right, at its expense, to pursue, contest and appeal, in a forum and with counsel, any Claims or assessments made against the Company that are with respect to any Taxes or Tax Return for any Pre-Closing Tax Period if (i) Seller would be required to indemnify Buyer pursuant to this Article 8 for at least half of the Taxes that would reasonably be expected to result therefrom and (ii) such Claim or assessment is not against an Affiliated Group of which Buyer (or any of Buyer’s Affiliates, other than the Company) is a member; provided that Seller shall keep Buyer fully informed regarding the status of, and, with respect to Taxes (other than income taxes for which the Company and Buyer would not be liable and that would not be binding on or adversely affect Buyer and its Affiliates), shall (x) allow Buyer and Buyer’s advisors to participate in any such proceeding, at Buyer’s expense, and (y) not enter into any settlement of any such Claims or assessments (or portions thereof) or otherwise compromise any issue that reasonably could affect any Tax liability of the Company or Buyer (or Buyer’s Affiliates) for any period after the Closing Date without Buyer’s consent, which consent will not be unreasonably withheld or delayed. Subject to the preceding sentence, Buyer shall have the right to pursue, contest, appeal and otherwise control all other Claims or assessments relating to Taxes or Tax Returns of the Company, Buyer or any of Buyer’s Affiliates; provided that, if and to the extent Seller would be reasonably expected to have liability with respect to such Taxes pursuant to the terms of this Agreement or the claim could otherwise reasonably be expected to affect the Taxes of Seller (or Seller’s Affiliates), Buyer shall permit Seller to participate in, but not control, any such proceeding at Seller’s own expense and Buyer shall not enter into any settlement of that portion of any such Claims or assessments (or portions thereof) without Seller’s consent, which consent will not be unreasonably withheld or delayed.

8.6	Non-Recourse

Except as expressly set forth in this Article 8, no Party shall have recourse whatsoever under this Agreement or any other Operative Document against any officers, directors or agents of the other Party (including for such purposes, the officers, directors or agents of any Affiliate of a Party). Without limiting the generality of the foregoing, except as expressly set forth in this Article 8, Buyer, on behalf of itself and its Affiliates, and Seller, on behalf of itself and its Affiliates, each hereby fully and irrevocably waives any right, claim or entitlement whatsoever against such officers, directors or agents relating to any and all Losses suffered or incurred by any of them arising from, based upon, related to, or associated with this Agreement, any other Operative Document and the transactions contemplated hereby and thereby (including any breach, termination or failure to consummate such transactions) in each case whether based on contract, tort, strict liability other laws or otherwise and whether by piercing of the corporate veil, by claim on behalf of or by a Party or other Person or otherwise.

ARTICLE 9.
GENERAL

9.1	Disclaimer of Projections

Seller makes no representation or warranty to Buyer with respect to any financial projection or forecast relating to the Company. With respect to any such projection or forecast delivered or made available by or on behalf of Seller to Buyer, Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) it is familiar with such uncertainties, (c) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to it and (d) it shall have no claim against Seller.

9.2	Expenses

Except as otherwise expressly contemplated herein, regardless of whether the transactions contemplated by this Agreement are consummated, each Party shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents, and the consummation of the transactions contemplated hereby and thereby, including legal, accounting and financial advisory fees and expenses.

9.3	Notices

Any notice, request or demand desired or required to be given hereunder shall be in writing and shall be given by personal delivery, by email (subject to automated confirmation of receipt) or overnight courier service, in each case addressed as respectively set forth below or to such other address as any Party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful email transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

To Buyer:

DXC Technology Company
1775 Tysons Blvd, Suite 900
Tysons, VA 22102
Email: cdiao@dxc.com
Attention: H.C. Charles Diao, Senior Vice President - Finance, Corporate Development and Corporate Treasurer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
Email: Peter.Harwich@lw.com; David.Kurzweil@lw.com
 Attention: Peter Harwich, Esq.; David Kurzweil, Esq.

To Seller:

Molina Healthcare, Inc.
300 University Avenue, Suite 100
Sacramento, CA 95825
Email: Jeffrey.Barlow@molinahealthcare.com
Attention: Jeff Barlow, Chief Legal Officer and Secretary

with a copy to:

Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802
Email: Burt.Park@molinahealthcare.com
Attention: Burt Park, Deputy General Counsel and Assistant Secretary

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Email: jcook@orrick.com
 Attention: John Cook, Esq.

9.4	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.

9.5	Entire Agreement

This Agreement, the Mutual Nondisclosure Agreement and the other Operative Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

9.6	Amendments; Assignment; Waivers

Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by the Parties. Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon the Parties, and any such waiver shall be effective only in the specific instance and for the purposes for which given. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the applicable Party; provided, that the Buyer shall be entitled to assign all or any part of this Agreement to any one or more of its Affiliates (either before or after the Closing Date) without Seller’s consent (except that Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder and liable for all of its obligations hereunder). No failure on the part of any Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of any such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by applicable Law.

9.7	Parties in Interest

This Agreement shall be binding on and inure solely to the benefit of the Parties and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8	Governing Law

This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware.

9.9	Jurisdiction and Venue

ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE OR, IN THE EVENT FEDERAL COURT WITHIN THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE COURT WITHIN THE STATE OF DELAWARE). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF TO SUCH PARTY BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS SPECIFIED IN SECTION 9.3, OR BY ANY OTHER METHOD PERMITTED BY LAW. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE TRIAL BY JURY, AND EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

9.10	Headings; Construction

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Unless the context otherwise requires: (a) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document; (b) any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder; (c) the use of the term “including” means “including, without limitation”; (d) the word “or” shall be disjunctive but not exclusive; (e) unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1); (f) a reference to an entity includes any successor entity, whether by way of merger, amalgamation, consolidation or other business combination; (g) reference to a word defined hereunder shall apply equally to both the singular and plural forms of the terms defined; and (h) a reference to “$” or “dollars” mean the lawful currency of the United States. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. References to delivering or furnishing documents to Buyer shall include documents that were posted to the in the electronic data room for this transaction on or before the Closing Date.

9.11	Disclosure Memorandum

Neither the specification of any dollar amount in the representations or warranties contained in this Agreement nor the inclusion of any specific item in the Disclosure Memorandum hereto is intended to imply that such amounts, or higher or lower amounts of the items so included or other items, are or are not material or that such fact or matter would with any other fact or matter, individually or in the aggregate, have a Company Material Adverse Effect.

9.12	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

9.13	Specific Performance

Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party shall be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the indemnification provisions hereof) in any competent court having jurisdiction over the Parties, in addition to any other remedy to which they may be entitled at law or in equity.

ARTICLE 10.
 DEFINITIONS

As used in this Agreement, the following defined terms shall have the meanings indicated below:

“2018 Interim Financial Statements”: Is defined in Section 2.7(a).

“Accounting Expert”: An independent public accountant mutually agreeable to the Parties.

“Active Government Contract”: Is defined in Section 2.13(a).

“Adjustment Calculation Practices and Methodologies”: Is defined in Section 1.3(a).

“Adjustment Items”: The sum of the following (without duplication) payable by the Company and excluding all amounts payable by Seller, calculated in each case as of immediately prior to the Closing in accordance with the Adjustment Calculation Practices and Methodologies and the Trial Adjustment Calculation: (a) the Company Debt, (b) all liabilities related to the employee stock purchase plan, (c) all liabilities related to any payroll restructuring amounts, (d) any unpaid interest, prepayment premiums, breakage costs, expense reimbursement or other similar penalties accrued or owing on any such indebtedness of the Company as of immediately prior to the Closing or that will become due in connection with the Closing, (e) any deferred revenue, which for the avoidance of doubt shall include all deferred revenue amounts associated with the NJ Government Contract (including all such deferred revenue associated with the NJ Customer DDI Contract Receipts since December 31, 2017 that shall have not begun to amortize prior to the Closing Date) and to the extent that the Company has amortized any of such deferred revenue prior to Closing, the amount of such amortized deferred revenue shall be included in the sum of the Adjustment Items as if such deferred revenue had not been amortized, (f) the Company Transaction Expenses, (g) all amounts due and payable to TriZetto under the TriZetto Contract through the Closing Date, (h) all balances due to the Louisiana Department of Health and Hospitals under the Louisiana Contract and (i) all Aged AR. Notwithstanding anything to the contrary, the face amounts of any performance bonds, bid bonds, letters of credit, or similar guarantees entered into by the Company and set forth on Schedule 10.1 shall not be considered “Adjustment Items” unless and to the extent such performance bonds, bid bonds or similar guarantees have been drawn on or a claim has been made in respect thereof as of immediately prior to the Closing.

“Affiliate”: Of a Person (the “Subject”) means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the Subject.

“Affiliate Arrangements”: Is defined in Section 2.24.

“Affiliated Group”: Any combined, consolidated, unitary or similar group defined under state, local or foreign Tax law.

“Aged AR” means all accounts receivable balances of the Company outstanding over 365 days as of the Closing Date.

“Agreement”: Is defined in the first paragraph of this Agreement.

“Assumed Vacation”: Is defined in Section 6.6(e).

“Business”: The business of the Company as of the date hereof.

“Business Employee”: Each current or former director, officer, employee, independent contractor or other service provider of the Company.

“Buyer”: Is defined in the first paragraph of this Agreement.

“Buyer Indemnified Party” and “Buyer Indemnified Parties”: Each is defined in Section 8.2(a).

“Buyer Operative Documents”: Is defined in Section 3.2.

“Buyer’s 401(k) Plan”: Is defined in Section 6.6(d).

“Claim”: Any complaint, claim, demand, cause of action, suit, litigation, proceeding, arbitration, audit, hearing, investigation, enforcement, inquiry or other government proceeding (whether civil, commercial, administrative, criminal, investigative, formal or informal).

“Claim Notice”: Is defined in Section 8.5(a).

“Closing”: Is defined in Section 1.4.

“Closing Date”: Is defined in Section 1.4.

“Code”: The Internal Revenue Code of 1986, and all rules and regulations promulgated thereunder, all as amended and in effect from time to time.

“Commingled Contract”: Any contract relating to (i) the Business and (ii) any one or more other business of Seller or any Affiliate of Seller.

“Company”: Is defined in Recital A of this Agreement.

“Company Cash”: All cash, cash equivalents (including money market accounts, money, market funds, money market instruments, certificates of deposit and demand deposits)and marketable securities of the Company, in each cash solely to the extent that such amounts would be classified as “cash and cash equivalents” on a balance sheet prepared in accordance with GAAP, including third-party checks deposited or held the Company’s accounts that have not yet cleared; but excluding the amount of all outstanding checks of the Company that are issued or outstanding at such time, as further detailed on Schedule 1. “Company Cash” shall be calculated as of immediately prior to the Closing and may be a positive or negative number.

“Company Debt”: The sum of the following (without duplication) payable by the Company and excluding all amounts payable by Seller, calculated in each case as of immediately prior to the Closing in accordance with the Adjustment Calculation Practices and Methodologies and the Trial Adjustment Calculation: (a) the principal amount of any indebtedness of the Company for borrowed money, together with all prepayment premiums, interest, penalties and other amounts becoming due as a result of this transaction, (b) all payment obligations of the Company for the deferred purchase price for purchases of property outside the ordinary course of business arising in connection with transactions occurring prior to the Closing which are not evidenced by trade payables, (c) any payment obligations of the Company in respect of bankers’ acceptances or letters of credit which are not evidenced by trade payables, (d) any liability of the Company with respect to interest rate swaps, collars, caps and similar hedging obligations, (e) any obligations evidenced by notes, bonds, debentures, debt securities or other similar instruments, (f) all obligations that are required to be treated as capital lease obligations under GAAP, (g) any indebtedness of the type referred to in clauses (a) through (e) above of any Person other than the Company which is either guaranteed by, or secured by a mortgage, pledge or other security interest upon any asset or property owned by, the Company.

“Company Material Adverse Effect”: When used with respect to the Company, means any event, occurrence, fact, condition, circumstance, development or change (an “Effect”) that, individually or in the aggregate with one or more others, has or would reasonably be expected to (x) prevent, materially delay or materially impair Seller’s or the Company’s ability to consummate the transactions contemplated by this Agreement in a timely manner or (y) have a material adverse effect on the business, assets, liabilities or on the financial condition or results of operations of the Company taken as a whole; provided, however, that in determining whether a Company Material Adverse Effect has occurred for the purposes of the foregoing clause (y), there shall be excluded any Effect on the Company the cause of which is (a) the negotiation (including activities relating to due diligence), execution, delivery, performance or public announcement or the pendency of this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships of the Company with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Company has any relationship, (b) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (provided, that this clause (b) shall not prevent a determination that any Effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect to the extent not otherwise excluded from this definition), (c) any change in federal or state law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company operate, (d) changes generally affecting the industries in which the Company operate, (e) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy, or (f) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster; provided, however, that any Effect set forth in the foregoing clauses (c), (d), (e) and (f) may be taken into account to the extent such Effect has had, or would reasonably be expected to have, a disproportionate impact on the Company as compared to similarly sized Persons in any of the industries in which the Company operates.

“Company Operative Documents”: Is defined in Section 2.1.

“Company Plans”: Is defined in Section 2.16(a).

“Company Transaction Expenses”: Any of the following incurred or payable by or on behalf of the Company (or incurred on or prior to the Closing Date by any other Person that is required to be reimbursed by the Company) to the extent unpaid as of the Closing Date: (i) any legal, accounting, financial advisory, investment banking, brokers’, finders’ or other advisory or consulting or similar fees, expenses or charges incurred in connection with the preparation, negotiation, execution and/or delivery of this Agreement or any of the Operative Documents or any of the other transactions contemplated by this Agreement or the Operative Documents, (ii) any obligations to pay any current or former managers, directors, officers, employees or other service providers of the Seller, the Company and/or any of their Subsidiaries any compensation or other benefit arising or resulting from, triggered by or otherwise in connection with the execution of this Agreement or the transactions contemplated by this Agreement (including any stay or retention bonuses or payments, change of control or sale bonuses or payments, severance payments or similar bonuses or payments paid, owing, payable, arising from, triggered by or otherwise in connection with the consummation of the transactions contemplated by this Agreement, together with the employer’s portion of any Social Security, Medicare and other payroll Taxes payable in connection therewith (without regard to wage base or other limitations)) and (iii) fifty percent (50%) of all premiums, underwriting fees and similar costs associated with Buyer obtaining the R&W Insurance Policy.

“Continuing Employees”: Is defined in Section 6.6(b).

“Contract”: Is defined as any legally binding and enforceable agreement, contract or instrument including all amendments thereto, whether written or oral.

“Controlled Affiliates”: Of a Person (the “Subject”) means any other Person which, directly or indirectly, is controlled by the Subject.

“Controlled Group Liability”: Any and all liabilities, whether absolute or contingent, (a) under Title IV of ERISA, (b) under Section 302, 303 or 4068(a) of ERISA, (c) under Section 412, 430 or 4971 of the Code, (d) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code, or (e) for violation of HIPAA or the Patient Protection and Affordable Care Act of 2010, as amended, in the case of each of the foregoing clauses (a) through (e), with respect to any person or entity that, together with Company, is treated as a single employer under Section 414 of the Code.

“Copyrights”: Is defined in Section 2.17(a).

“Current Assets”: The current assets of the Company (excluding Company Cash) calculated in accordance with GAAP and set forth in the Trial Adjustment Calculation, in each case, in accordance with the Adjustment Calculation Practices and Methodologies.

“Current Liabilities”: The current liabilities of the Company (excluding Adjustment Items) calculated in accordance with GAAP and set forth in the Trial Adjustment Calculation, in each case, in accordance with the Adjustment Calculation Practices and Methodologies.

“De Minimis Loss”: Is defined in Section 8.4(b).

“Deductible”: Is defined in Section 8.4(b).

“Deferred Contract Costs”: The design, development and implementation costs and expenses incurred by the Company pursuant to each of the Government Contracts and determined in accordance with the Adjustment Calculation Practices and Methodologies.

“Disclosure Exceptions”: Is defined in Section 6.2.

“Disclosure Memorandum”: Is defined in Article 2.

“Dispute Notice”: Is defined in Section 1.3(c).

“DOJ”: The Antitrust Division of the United States Department of Justice.

“Drop Dead Date”: Is defined in Section 7.1(b).

“Effect”: Is defined in the definition of “Company Material Adverse Effect”.

“Enforceability Exceptions”: Is defined in Section 2.2.

“Environmental Laws”: All foreign, federal, state, county and local laws (whether under common law, statute, ordinance, rule, regulation or otherwise), codes, permits, licenses, orders, decrees, judgments, guidelines, standards, policies and other requirements of governmental authorities, whether existing as of the Closing or at any time prior to the Closing, relating to the protection of human health, safety, natural resources or the environment.

“Equity Interests”: Is defined in Recital A to this Agreement.

“Equity Purchase Rights”: Is defined in Section 2.3(b).

“ERISA”: Is defined in Section 2.16(a).

“Estimated Adjustment Statement”: Is defined in Section 1.3(a).

“Estimated Company Cash”: Is defined in Section 1.3(a).

“Estimated Adjustment Items”: Is defined in Section 1.3(a).

“Estimated Net Working Capital”: Is defined in Section 1.3(a).

“Final Adjustment Statement”: Is defined in Section 1.3(b).

“Financial Statements”: Is defined in Section 2.7(a).

“FTC”: The United States Federal Trade Commission.

“Fundamental Representations”: The representations set forth in Sections 2.1 (Organization), 2.2 (Enforceability), 2.3 (Capitalization), 2.5 (Subsidiaries and Investments), 2.9 (Taxes), 2A.1 (Ownership), 2A.2 (Enforceability; No Conflicts), 3.1 (Organization) and 3.2 (Enforceability).

“GAAP”: Generally accepted accounting principles in the United States as in effect from time to time.

“General Claims”: Is defined in Section 8.4(b).

 “Governmental Body”: Any federal, state, local, foreign, domestic, supranational or other governmental, quasi-governmental or administrative body, instrumentality, department, entity, board, bureau or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body, or any political or other subdivision, department or branch of any of the foregoing, including and any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association, in each case, having requisite regulatory jurisdiction or authority in the relevant circumstances.

“Government Contract”: Any Contract between the Company, on the one hand, and (i) any Governmental Body, (ii) any prime contractor of a Governmental Body in its capacity as a prime contractor, or (iii) any higher-tier subcontractor of a Governmental Body in its capacity as a subcontractor, on the other hand.

“Government Contract Bid”: Any offer, bid or proposal made by the Company prior to the Closing Date that, if accepted, would result in a Government Contract.

“Governing Documents”: With respect to any corporation, the articles or certificate of incorporation, as applicable, and the bylaws or code of regulations, as applicable, of such corporation; with respect to any limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement, as applicable, of such limited liability company; and with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership and all other agreements that govern the rights and obligations of such entities and the holders of equity interests of such entities (including (i) any subscription agreements, (ii) shareholder agreements and (iii) any side letters or similar agreements).

“Guarantees”: Is defined in Section 2.26.

“Hazardous Materials”: All chemicals, materials, substances or wastes that are regulated, designated, defined or included in any definition under any Environmental Laws as dangerous, hazardous, radioactive, infectious or toxic or as a pollutant or contaminant, including asbestos or asbestos-containing materials, petroleum or petroleum products, polychlorinated biphenyls and urea formaldehyde.

“Healthcare Laws”: All United States Laws relating to the regulation, provision, administration of, or payment for, healthcare insurance, benefits, services and items, including, but not limited to: (i) all Laws relating to billing, coding, documentation or submission of claims, utilization review, peer review and cost containment services, processing Medicaid drug rebates, pharmacy benefit management, coordination of benefits and patient eligibility services, including the Medicaid Rebate Statute (42 U.S.C. § 1396r-8) and any regulations promulgated thereunder; (ii) all Laws relating to licensing and accreditation, including third-party administrators and fiscal agents, and credentialing and licensing laws applicable to licensed healthcare professionals; (iii) all Laws relating healthcare related fraud and abuse, false claims, self-referral and anti-kickback Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b), the federal Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C. § 1320a-7), the Program Fraud Civil Remedies Act (Public Law 99-509), the Civil Monetary Penalties Laws (42 U.S.C. § 1320a-7a) and, in each case, any regulations promulgated thereunder; (iv) the Medicaid statute (Title XIX of the Social Security) and any regulations promulgated thereunder; (v) the Medicare statute (Title XVIII of the Social Security Act) and the regulations promulgated thereunder and (vi) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and any regulations promulgated thereunder (collectively, “HIPAA”), and state health information data breach notification, privacy and security Laws.

“HSR Act”: The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Claim(s)”: Any claim(s) for indemnification under Article 8.

“Indemnified Party”: Is defined in Section 8.4(a).

“Indemnifying Party”: Is defined in Section 8.4(a).

“Information Privacy or Security Laws”: All applicable United States Laws concerning the privacy and/or security of personally identifiable information or protected health information, and all regulations promulgated thereunder, including HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, state social security number protection Laws, and state data breach notification Laws.

“Insurance Policies”: Is defined in Section 2.22.

“Intellectual Property”: Is defined in Section 2.17(a).

“Interim Period NJ DDI Deferred Contract Costs”: The aggregate amount of all NJ DDI Deferred Contract Costs spent by the Company during the period beginning on and including the date hereof to and excluding the Closing Date.

“IRS”: The United States Internal Revenue Service.

“IT Assets”: is defined in Section 2.17(i).

“Knowledge of Buyer”: The actual knowledge of Charlie Diao and Zafar Hasan.

“Knowledge of Seller”: The actual knowledge of Norman Nichols, Timothy Brewer, Eric De Garceau, Belinda Mark and Jeffrey Barlow.

“Law”: Any foreign, federal, national, regional, state, municipal or local law, statute, treaty, rule, regulation, ordinance, order, code, judgment, decree, directive, injunction, writ or similar action or decision duly implementing any of the foregoing by any Governmental Body.

“Liens”: Any pledges, claims, liens, charges, encumbrances, mortgages, deeds of trust options, security interests deeds to secure debt, pledges, hypothecations, encumbrances, Uniform Commercial Code financing statements, claims, easements, encroachments, burdens, title defects, conditional sale or other title retention agreements, rights of first refusal, preemptive rights, charges of any kind, or other restrictions or limitations of a similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer or any other attribute of ownership of any asset).

“Losses”: Is defined in Section 8.2.

“Louisiana Contract”: That certain Agreement for the Operation and Enhancement of the Louisiana Medicaid Management Information System (LMMIS) through a Fiscal Intermediary Type Arrangement, between the Louisiana Department of Health and Hospitals and the Company, entered on April 30, 2004, as the same may be amended, modified, extended, renewed, restated or supplemented from time to time.

“Material Contracts”: Is defined in Section 2.11(a).

“Molina DCP”: Is defined in Section 6.6(f).

“Mutual Nondisclosure Agreement”: Is defined in Section 6.2.

“Name Change Deadline”: The date that is 60 days after the Closing, subject to automatic extension by 30 days if Buyer is using reasonable best efforts to satisfy the obligations set forth in Section 6.8.

“Net Working Capital”: The difference obtained by subtracting the Company’s Current Liabilities from Current Assets as calculated as of immediately prior to the Closing.

“NJ Customer DDI Contract Receipts”: Any revenues or advance payments actually received by the Company from the State of New Jersey pursuant to the provisions of the NJ Government Contract upon the delivery or satisfaction by the Company of certain SLAs or milestones.

“NJ DDI Deductible”: Is defined in Section 6.11(a)(i).

“NJ DDI Deferred Contract Costs”: The design, development and implementation costs and expenses incurred by the Company related to the NJ Government Contract determined in accordance with the Adjustment Calculation Practices and Methodologies.

“NJ Government Contract”: The Professional Contract by and between the State of New Jersey, Bureau of Purchase and the Company dated May 1, 2015, as amended.

“Operative Documents”: This Agreement, the Transition Services Agreement and each of the certificates, instruments and documents executed or delivered pursuant to the terms of this Agreement.

“Order” means any award, injunction, judgment, decree, order, ruling, stipulation, directive, assessment, writ, subpoena or verdict or other decision issued, promulgated or entered, whether preliminary or final, by any Governmental Body of competent jurisdiction.

“Ordinary Course of Business”: An action taken by the Company will be deemed to have been taken in the “Ordinary Course of Business” if such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the Company.

“Open Source Software”: Is defined in Section 2.17(f).

“Owned Software”: All computer programs, including scripts, applications, interfaces, tools and operating systems (whether in source code or object code) owned or purported to be owned by the Company.

“Owned Intellectual Property”: All Intellectual Property owned or purported to be owned by the Company.

“Party”: Is defined in the first paragraph of this Agreement.

“Parties”: Is defined in the first paragraph of this Agreement.

“Permits”: Is defined in Section 2.19.

“Permitted Encumbrances”: Any restrictions on transfer imposed by applicable securities Laws and any Liens by or through Buyer.

“Permitted Liens”: Is defined in Section 2.10(c).

“Person”: Any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Personal Property”: All personal property owned, leased or rented by the Company.

“Personally Identifiable Information” Is defined in Section 2.17(h).

“Plans”: Is defined in Section 2.16(a).

“Pre-Closing Tax Periods”: Collectively, all taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for all Straddle Periods.

“Pre-Closing Taxes”: Any and all Taxes (a) of the Company for all Pre-Closing Tax Periods, (b) of any member of an Affiliated Group of which the Company (or any predecessor thereof) is or was a member prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign law or regulation), or (c) of any Person imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

“Principals”: The directors and officers of a Person.

“Purchase Price”: Is defined in Section 1.2.

“R&W Insurance Policy”: The insurance policy issued by Indian Harbor Insurance Company as set forth on Schedule 6.12.

“Real Property”: Is defined in Section 2.10(a).

“Real Property Leases”: Is defined in Section 2.10(a).

“Relevant Period”: Is defined in Section 2.13(b).

“Requesting Party”: Is defined in Section 6.2.

“Restricted Business”: Is defined in Section 6.9(a).

“Restricted Employee”: Is defined in Section 6.9(b).

“Restricted Period”: Is defined in Section 6.9(a).

“Section 409A Taxes”: Is defined in Section 2.9(j).

 “Seller”: Is defined in the first paragraph of this Agreement.

“Seller Acquirer”: Is defined in Section 6.9(a).

“Seller Group” means Seller and each of its Controlled Affiliates.

“Seller Indemnified Parties”: Is defined in Section 8.3.

“Seller M&A Transaction”: Is defined in Section 6.9(a).

“Seller Name and Seller Marks”: The Copyrights and Trademarks of any of Seller or any of its respective Affiliates that incorporate “Molina” or any related logo, either alone or in combination with other words and all marks, trade dress, logos, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

“Seller Plans”: Is defined in Section 6.6(a).

“Seller Operative Documents”: Is defined in Section 2A.2(a).

“Seller Prepared Tax Returns”: Is defined in Section 6.5(c).

“Seller’s 401(k) Plan”: Is defined in Section 6.6(c).

“Specified Litigation Matter”: The matter set forth as item 8 on Schedule 2.14 of the Disclosure Memorandum.

“Specified Tax Matter”: The matter set forth as item 1 on Schedule 2.9(a) of the Disclosure Memorandum as it pertains to the Company's employees on or prior to the Closing Date.

“Straddle Period”: Each taxable period beginning on or before and ending after the Closing Date.

“Target Net Working Capital”: Is $24,808,053.

“Tax”: Any and all (a) domestic or foreign federal, state or local taxes of any kind whatsoever (including any income, net income, gross income, receipts, windfall profit, severance, property, production, sales, use, business and occupation, license, excise, registration, franchise, employment, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, escheat, abandoned or unclaimed property, real property, personal property, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property or similar laws), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of contract, assumption, transferee liability, operation of law or otherwise.

“Tax Claims”: is defined in Section 8.4(b).

“Tax Returns”: Any report, return, statement or other written information, including any schedules or attachments thereto and any amendment thereof, supplied or required to be supplied to a taxing authority in connection with Taxes.

“Third Party Claim”: Is defined in Section 8.5(a).

“Third Party Recoveries”: Is defined in Section 8.4(d).

“Trademarks”: Is defined in Section 2.17(a).

“Transition Services Agreement”: The transition services agreement, substantially in the form of Exhibit A hereto, to be dated as of the Closing Date between the Parties, together with the exhibits and schedules thereto, each in a form comporting with the principles set forth on Schedule 6.3(a)(ii)(x) and otherwise reasonably acceptable to each Party.

“Trial Adjustment Calculation”: The calculations of Company Cash, Adjustment Items, Net Working Capital and NJ DDI Deferred Contract Costs as of April 30, 2018, in each case as set forth on Schedule 1.

“TriZetto”: TriZetto Corporation, a Delaware corporation.

“TriZetto Amendment”: Is defined in Section 6.3(a).

“TriZetto Contract”: That certain Master Alliance Agreement, dated as of July 2, 2001, by and between TriZetto and Seller, as the same may be amended, modified, extended, renewed, restated or supplemented from time to time.

“Welfare Claims”: Is defined in Section 6.6(c).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have entered into and signed this Agreement as of the date and year first above written.

DXC TECHNOLOGY COMPANY

By: /s/ H.C. Charles Diao
Name: H.C. Charles Diao
Title: SVP Finance, Corporate Development and Corporate Treasurer

MOLINA HEALTHCARE, INC.

By: /s/ Mark Keim
Name: Mark Keim
Title: Executive Vice President, Strategic Planning & Corporate Development

[Signature Page to the Purchase and Sale Agreement]

Exhibit A

Transition Services Agreement

This Transition Services Agreement (this “Agreement”) is made and entered into as of [●], 2018 by and among Molina Healthcare, Inc., a Delaware corporation (“Seller”), Molina Information Systems, LLC, a California limited liability company doing business as Molina Medicaid Solutions (the “Company”), and DXC Technology Company, a Nevada corporation (“Buyer”). Seller, the Company and Buyer are referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement (as defined below).

RECITALS

A.            Prior to the date hereof, Seller owned one hundred percent (100%) of the outstanding equity interests of the Company (the “Equity Interests”).

B.            Pursuant to the Purchase and Sale Agreement, dated as of June 26, 2018 (the “Purchase Agreement”), Seller is selling the Equity Interests to Buyer and Buyer is purchasing the Equity Interest from Seller, on the terms and subject to the conditions set forth in the Purchase Agreement effective as of the Closing.

C.            In connection with and as a condition to the consummation of such transaction, the Parties are entering into this Agreement as Buyer desires that Seller provide certain services to the Company and Seller desires to provide to the Company such certain services on a transitional basis and on the other terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the benefits to be derived from this Agreement and the representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

1.	Services

1.1            Provision of Services; Purpose.

(a)            Subject to the terms and conditions hereof, during the Service Term (as defined below), Seller will provide or cause to be provided the services, functions and tasks set forth on Exhibit A, any Additional Services set forth in any Statement of Work issued in accordance with Section 1.3(a) and any Omitted Services (as defined in Section 1.3(c)) (collectively, the “Services”). Seller will provide the Services to the Company with substantially the same level of skill, quality, priority, timeliness, and care as such services, functions and tasks were performed by Seller or its Affiliate during the 12-month period prior to the Closing of the transactions contemplated under the Purchase Agreement (“Reference Period”) and in any event in a manner that satisfies any service level commitments to the Company’s customers that were in effect as of Closing (“Standard of Service”).

(b)            The Parties acknowledge and agree that the sole purpose of the Services is to support the ongoing operations of the Business (which includes providing outsourced services to the Company’s customers) while the Buyer transitions the Business from Seller following the Closing, as promptly as possible, during the Service Term.

[Exhibit A to the Purchase and Sale Agreement]

1.2            Persons Performing Services.

(a)            The Parties contemplate that Seller will perform the Services using the personnel of Seller or Seller’s Affiliates, and that Seller will have no obligation to engage any third party or hire any Person in order to provide the Services. For all Seller or Seller Affiliates’ employees and consultants engaged in providing Services, if Seller determines that any such employee or consultant is not needed to support Seller’s retained business or is no longer needed for any other reason or for no reason, then Seller may, in its sole discretion, elect to terminate the employment or consulting relationship of such individual, as applicable, provided, however, that any such termination shall not relieve Seller of its obligation to satisfy the Standard of Service.

(b)            Notwithstanding the provision of Section 1.2(a), Seller may in its sole discretion and at its election arrange for third parties to provide or cause to be provided to and through Seller for the benefit of the Company, any of the Services. Seller will assure that third parties provide the Services in a manner that satisfies the Standard of Service without disruption to the Business and will be responsible for their acts and omissions as if they were Seller’s own.

1.3            Additional Services; Omitted Services.

(a)            The Parties may agree to have Seller provide to the Company any additional services not listed on Exhibit A for purposes of fulfilling the purpose set forth in Section 1.1(b) (“Additional Services”) by entering into a statement of work in the form attached hereto as Exhibit B (the “Statement of Work”) from time to time during the Service Term, each of which will, at a minimum, include (i) a reference to this Agreement, which reference will be deemed to incorporate all applicable provisions of this Agreement; (ii) a description of the Additional Services to be provided to the Company pursuant to such Statement of Work, including the location at which the Additional Services are to be provided, and all deliverables to be provided as part of the Additional Services pursuant to that Statement of Work; and (iii) any additional provisions applicable to the Services provided under such Statement of Work that are not otherwise set forth in this Agreement or that are exceptions to the provisions set forth in this Agreement. No Statement of Work for Additional Services will become effective until it has been executed and delivered by each Party.

(b)            For the avoidance of doubt, notwithstanding anything to the contrary, Seller shall have no obligation to provide or arrange for, or agree to provide or arrange for, any Additional Services; provided, however, Seller agrees to review all requests for Additional Services from Buyer or the Company in good faith and, assuming the Parties can mutually agree on the terms of any such Additional Services including compensation terms, will use commercially reasonable efforts to cooperate with Buyer with respect to any such request for Additional Services.

(c)            To the extent that the Services described in Exhibit A do not include services, functions, or tasks that Seller or its Affiliates (other than the Company and its Subsidiaries) provided or caused to be provided to the Company or the Business during the Reference Period and such omitted services, functions, and tasks are reasonably necessary for the purpose set forth in Section 1.1(b), Buyer shall have the right upon written notice to require Seller to provide or cause to be provided such omitted services, functions, and tasks (as requested, collectively, “Omitted Services”).  Notwithstanding the foregoing, Omitted Services shall not include any services specified in Exhibit C and the term of any such Omitted Service shall not exceed [one (1) year] from the Closing Date.1 Seller shall work in good faith with Buyer and the Company to document in a Statement of Work the scope of such Omitted Services and any Standards of Service and/or compensation specific to such Omitted Services, however, to avoid disruption to the Business, Seller will provide such Omitted Services substantially in the manner and scope as they were provided during the Reference Period pending agreement on such documentation. Compensation to Seller for an Omitted Service will be consistent with the methodologies set forth in Schedule 6.3(a)(ii)(x) to the Purchase Agreement.

1 Note to Draft: This will include, for example, legal oversight, buying laptops and other services Seller has historically provided but will not provide to Buyer.

[Exhibit A to the Purchase and Sale Agreement]

1.4            Good Faith Cooperation. The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. Such cooperation will include, at Buyer’s request, providing reasonable assistance and information to Buyer in connection with Buyer’s drafting of a plan to migrate responsibility for performance of the Services from Seller and/or its agents to itself or Buyer’s or the Company’s own agents and carrying out Seller’s responsibilities under such plan (which may involve, among other things, assisting with the transfer and conversion of data). Such cooperation will also include providing Buyer and its agents (subject to confidentiality provisions substantially similar to those set forth herein) with copies of the data from such Seller information systems pertaining to the Company or the Business in a commercially reasonable and mutually agreed format, in order to effectuate such migration. The Parties will cooperate with each other in making information available as needed in the event of a Tax audit related to the Services, whether in the United States or any other country.

1.5            Certain Limitations. Notwithstanding anything to the contrary, the following limitations shall apply with respect to the Services rendered hereunder:

(a)            Impracticability. If Seller believes it is unable to perform any Services due to any act or omission of Buyer or the Company in violation of this Agreement or the Purchase Agreement, Seller shall promptly inform Buyer or the Company of the issue and if Buyer or the Company does not correct the act or omission within a reasonable time period (and it is in violation of this Agreement or the Purchase Agreement) Seller shall be relieved of its obligation to the extent impeded by such act or omission on the part of Seller or the Company. The obligations of Seller to provide Services hereunder shall be suspended during the period and to the extent that Seller is prevented from complying therewith by any Law or by any cause beyond the reasonable control of Seller, including acts of God, strikes, lock outs and other labor disputes and disturbances, civil disturbances, accidents, terrorism, acts of war or conditions arising out of or attributable to war (whether declared or undeclared). In the event of any such condition of prevention contemplated by this Section 1.5(a), Seller shall promptly provide written notice to Buyer of the same and use commercially reasonable efforts to avoid or remove the cause of such impossibility or impracticability as soon as reasonably practicable. Seller shall resume the performance of such obligations as soon as reasonably practicable after the removal of the cause and Seller shall so notify Buyer.

[Exhibit A to the Purchase and Sale Agreement]

(b)            Maintenance. Seller shall have the right to shut down temporarily for maintenance purposes the operation of the facilities providing any Services whenever, in Seller’s discretion, such action is reasonably necessary; provided, that Seller shall only be permitted to shut down such facilities to the extent consistent with the Company’s service level commitments and other commitments to its clients and Seller shall provide written notice of any such shutdown to Buyer as reasonably in advance of such shutdown as practicable and shall use commercially reasonable efforts to schedule such maintenance in consultation with Buyer. Seller shall be relieved of its obligations to provide the Services that are affected by such shutdown during the period that its facilities are so shut down, but shall use reasonable efforts to minimize each period of shutdown and, if consistent with the past practice of Seller or Seller’s Affiliate, shall provide such Services from alternate facilities. If the shut-down lasts more than twenty-four (24) hours Buyer will be entitled to a pro rata reduction in Service Fees for any affected Services. Seller shall provide regular updates to Buyer as to when performance of affected Services will be resumed.

(c)            Reliance. In connection with providing the Services, Seller shall be entitled to rely upon the genuineness, validity or truthfulness of any document, instrument or other writing presented by Buyer, the Company or their Affiliates or representatives. Seller shall not be liable for any impairment of the Services it is providing hereunder caused by it not receiving information, either timely or at all, or by its receiving inaccurate or incomplete information from Buyer, the Company or their Affiliates or representatives that is required or reasonably requested regarding or related to such Services.

(d)            Relationship of the Parties. Seller will not be deemed to be an independent contractor and not an agent, joint venturer, or representative of Buyer or the Company. No Party may create any obligations or responsibilities on behalf of or in the name of another Party. Neither Seller on the one hand and Buyer and the Company on the other hand will hold itself out to be a partner, employee, franchisee, representative, servant, or agent of the other Party.

(e)            Change in the Business. The Parties (i) acknowledge that the scope, duration, and pricing of the Services set forth in Exhibit A are based on the scope and size of the Business as of the date of hereof, and that, except as otherwise set forth on Exhibit A or a Statement of Work, such pricing reflects a margin attributable to the costs associated with the administrative burden and investment by Seller incurred in the provision of the Services; and (ii) in the event the scope or size of the Business materially changes after the date hereof, agree to use good faith efforts to revise such scope, duration, and pricing (and associated margin) of the Services in Exhibit A appropriately.

1.6            Points of Contact. Each Party agrees to designate a primary single point of contact and as appropriate additional points of contact for the other Party for the Services provided hereunder during the Service Term of this Agreement.

1.7            Title to Firmware or Software. Buyer acknowledges that neither it nor any of its Affiliates or representatives will acquire any right, title or interest (including any license rights or rights of use) in any firmware or software, and the licenses therefor that are owned by Seller or any of its Affiliates, by reason of the provision of the services provided by Seller hereunder.

[Exhibit A to the Purchase and Sale Agreement]

1.8            Service Level Credits; Flow-Downs. Seller acknowledges that the Company’s ability to provide outsourced services to its customers during the Service Term is dependent upon Seller’s performance of the Services in accordance with the Standard of Service and that, without limiting other damages for which the Company may be liable to its customers, the Company may be responsible to pay service level credits to its customers should Seller fail to perform in accordance with such standard. Accordingly, in the event that the Company is required to pay its customers service level credits due to Seller’s failure to perform Services in accordance with the Standard of Service, the Company will be entitled to be reimbursed by Seller for such service level credits. Moreover, Seller acknowledges that solely to the extent that Seller’s performance of certain Services has a direct impact on the Company’s performance of outsourced services (e.g., data center, network) to certain customers, the Company requires that Seller comply with, and Seller agrees that it will comply with, the terms and conditions of the applicable customer agreements. Such terms and conditions include the terms and conditions set forth in such agreements regarding data privacy and data protection, confidentiality, intellectual property, and compliance with laws.

2.	Compensation

2.1            Service Fees. Buyer shall pay Seller the applicable fee for each Service set forth on Exhibit A and, with respect to any Additional Services, the fees set forth on each Statement of Work (collectively, “Service Fees”).

2.2        Invoicing and Payment. Except as expressly set forth on Exhibit A or a Statement of Work, Seller will invoice Buyer monthly at the end of each month for the amount of all Service Fees for that month. Amounts payable under each invoice will be due within forty-five (45) days after Seller’s delivery of the invoice. Late payments will be subject to accrual of interest at ten percent (10%), calculated on a monthly basis (the “Interest Rate”). If Exhibit A or a Statement of Work requires any prepayment by Buyer or the Company, Seller shall not be obligated to provide the related Service until Buyer has made such prepayment. Failure to timely pay an undisputed invoice shall constitute a material breach of this Agreement and upon written notice and a cure period of forty-five (45) following Seller’s delivery of such notice, Seller may at its option terminate this Agreement in accordance with Section 5.3. Buyer or the Company will provide Seller notice of any good faith dispute regarding Service Fees, which shall include the disputed amount (the “Disputed Amount”), and work in good faith to resolve any such disputes in an expeditious manner; in the meantime, Buyer will pay the undisputed portion of any invoice hereunder and Seller will continue performance of the Services. If all or any portion of the Disputed Amount is determined to have been due to Seller, then Buyer shall pay to Seller the amount so due together with interest thereon at the Interest Rate. For purposes of clarity, interest determined to have been due to Seller shall accrue from the date of the underlying invoice.

2.3            Taxes. Except as expressly set forth in Exhibit A or a Statement of Work, the Service Fees do not include any sales tax, value added tax, goods and services tax, transfer tax or similar tax (but excluding income tax) (collectively, “Taxes”). Buyer shall promptly reimburse Seller for any such Taxes required to be paid, collected or withheld by Seller or any of its Affiliates (including any such Taxes included in amounts paid by Seller or any of its Affiliates to any third party in connection with the provision of such Services and Additional Services) in connection with this Agreement or the provision of any Services or Additional Services contemplated hereby, which reimbursement shall be in addition to the amounts required to be paid as set forth in Exhibit A or a Statement of Work.

[Exhibit A to the Purchase and Sale Agreement]

3.            Confidentiality. The Parties agree that certain non-public information supplied by each to the other during the provision of Services under this Agreement may be proprietary or confidential. Any such information shall be held in confidence by the receiving Party, using the same degree of care to preserve the confidentiality of such information that the Party to whom such confidential information is disclosed would use to preserve the confidentiality of its own information of a similar nature, but not less than reasonable care, and shall be used only for the purposes indicated in Section 1.1(b) and performing the Services and receiving the benefit of the Services. The restrictions of this Section 3 shall not apply to information that: (a) the receiving Party can demonstrate was obtained by the receiving Party, without restrictions on use or disclosure, from a third party free to the knowledge of the receiving Party to disclose it without obligation to the disclosing Party; (b) is or becomes publicly known, through no wrongful act of the receiving Party; (c) the receiving Party can demonstrate was developed independently by such Party without any of the information received hereunder and by personnel not providing Services hereunder; or (d) is required to be disclosed to any government agency or is otherwise required to be disclosed by Law; provided that, in the case of (a), (b) or (c) hereof, before making such disclosure, to the extent practicable without prejudicing the rights, privileges or obligations of the receiving Party and to the extent permitted by Law, the receiving Party shall give the disclosing Party a reasonable opportunity, at the sole cost of the disclosing Party, to interpose an objection and/or take action to ensure confidential handling of such information. The obligations of this Section 3 shall survive for a period of five (5) years from the date hereof, notwithstanding the earlier termination of this Agreement.

4.	Indemnification; Limitations

4.1            Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless each of Seller and its Affiliates, directors, officers, employees, contractors, representatives and agents (each, a “Seller Indemnitee”) from and against any and all Losses incurred by such Seller Indemnitee relating to or in connection with the negligence under or breach of this Agreement by Buyer, except to the extent such Losses arises out of or results from the gross negligence or breach of this Agreement by Seller.

4.2            Indemnification by Seller. Seller shall indemnify, defend and hold harmless each of Buyer and its Affiliates, directors, officers, employees, contractors, representatives and agents (each, a “Buyer Indemnitee”) from and against any and all Losses incurred by such Buyer Indemnitee arising out of or resulting from the negligence under or breach of this Agreement by Seller except to the extent such Losses arise out of or result from the gross negligence under or breach of this Agreement by Buyer.

4.3            Disclaimer of Warranties. Seller represents and warrants that it will perform the Services in accordance with this Agreement and applicable Laws; that it has the right to provide the Services (and to permit the Company to receive them) in accordance with this Agreement without violation or breach of any contractual obligations or applicable Laws and without any consents, permissions or approval of any third parties that it has not obtained; and that it can provide the Services in accordance with this Agreement without any Additional Resources. SUBJECT TO THE FOREGOING, THE SERVICES TO BE PROVIDED UNDER THIS AGREEMENT ARE FURNISHED “AS IS, WHERE IS,” WITH ALL FAULTS. SELLER HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES AND ALL IMPLIED WARRANTIES ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OF TRADE. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE QUALITY, SUITABILITY OR ADEQUACY OF THE SERVICES FOR ANY PURPOSE OR USE.

[Exhibit A to the Purchase and Sale Agreement]

4.4            Limitations.

(a)            Notwithstanding anything to the contrary contained herein or in the Purchase Agreement, the maximum aggregate liability of either Party with respect to any claims under this Agreement or otherwise related to the transactions contemplated hereby (including the performance or use of any Services) for any act or failure to act in connection therewith (including without limitation the performance or breach hereof), or from the sale, delivery, provision or use of any Services, whether in contract, tort (including negligence and strict liability) or otherwise, shall not exceed $[●].2

(b)            No Party shall have any liability to any Person entitled to indemnification under Sections 4.1 and 4.2, as applicable, whether in contract, tort (including negligence and strict liability) or otherwise, for any lost profits or special, punitive, consequential, indirect, incidental or exemplary damages whatsoever except to the extent the indemnification applies to a third party claim for such types of damages against the Party entitled to indemnification. The limitations and exclusions set forth in Sections 4.4(a) and (b) will not apply, however, to liability arising out of or resulting from a party’s gross negligence, fraud, or intentional breach of this Agreement.

(c)            In no event will Seller be liable for the products and services of any third party licensors, contractors, outsourcers or other vendors (not including subcontractors), except to the extent of Losses caused by Seller or Seller’s Affiliate or subcontractor and for which Seller is otherwise liable under this Agreement.

4.5            Sole and Exclusive Remedy. Except with respect to equitable remedies and service level credits under Section 1.8, the sole and exclusive remedy of the Parties (and the Seller Indemnitees and Buyer Indemnitees, as applicable) with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (including the performance or use of any Services) shall be pursuant to the indemnification provisions set forth in this Section 4.

5.	Term and Termination

5.1         Term. Except as otherwise set forth on Exhibit A or a Statement of Work, this Agreement shall commence on the date hereof and terminate on the earlier of (a) the performance in full of the Services and (b) the date on which all Services are terminated in accordance with this Section 5 or Exhibit A; provided, however this Agreement may be terminated earlier in accordance with Sections 5.2-5.4 below (the “Services Term”); provided further, that during the Services Term, Buyer shall use commercially reasonable efforts to establish its own internal capabilities for each of the Services or obtain directly substitute services for each of the Services. If Buyer is not able to transition any particular Service at the end of a particular Services Term, Buyer shall have the right to extend the Services Term for an additional period of [thirty] [(30)]3 days; provided, however, that such extension shall only apply to the Services for which the Agreement is extended. Notwithstanding the foregoing, to the extent that any Statement of Work entered into during the Services Term (including any extension thereof) provides for a performance period that extends beyond the Services Term, then the Services Term shall be automatically extended, and this Agreement shall remain effective, for the duration of the performance period under such Statement of Work, provided, however, that such extension shall only apply to the Services being performed under such Statement of Work.

2 Note to Draft: Once service, pricing and term of each such service is agreed upon, the parties to discuss a maximum dollar amount, but in no event shall such dollar amount exceed the aggregate amount of Service Fees paid or payable for the first twelve (12) months of the Services Term (excluding any Service Term extensions pursuant to Section 5.1).
3 Note to Draft: Subject to further review and discussion.

[Exhibit A to the Purchase and Sale Agreement]

5.2            Termination for Convenience. Any or all of the Service Clusters (as defined in the Services) (including any extension) may be terminated by Buyer with thirty (30) days’ prior written notice to Seller.

5.3            Termination for Breach. Each Party will have the right to terminate this Agreement in its entirety by giving written notice of termination to the other Party if (a) Seller on the one hand or Buyer or the Company on the other hand materially breaches the obligations imposed upon it under this Agreement resulting in direct damages to the non-breaching Party, (b) the non-breaching Party serves the breaching Party with a written notice of such failure, which notice states with particularity the nature of the failure, (c) the breaching Party does not cure the failure within forty-five (45) days following receipt of the notice, and (d) such breach is continuing at the time that the non-breaching Party delivers its notice of termination.

5.4            Termination for Bankruptcy. Seller on the one hand or Buyer or the Company on the other hand shall have the right to terminate this Agreement, effective upon written notice thereof to the other Parties, if Buyer or the Company on the one hand or Seller on the other hand shall become the subject of a voluntary or involuntary petition under federal or state bankruptcy or similar Laws.

5.5            Survival. Notwithstanding the termination of this Agreement, nothing hereunder will relieve Buyer or the Company of its obligations to pay the Service Fees owed for Services rendered prior to the termination date in accordance with the Standard of Service and Section 2. Sections 3, 4, 5.5 and 6 will survive the termination or expiration of this Agreement.

6.	General

6.1            Fees and Expenses. Except as provided in Section 2, each Party shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement, and the consummation of the transactions contemplated hereby, including legal, accounting and financial advisory fees and expenses; provided, however, for avoidance of doubt, Seller shall be responsible for all such fees and expenses of the Company on or prior to the Closing and Buyer shall be responsible for all fees and expenses of the Company after the Closing.

[Exhibit A to the Purchase and Sale Agreement]

6.2            Notices. Any notice, request or demand desired or required to be given hereunder shall be in writing and shall be given by personal delivery, by email (subject to automated confirmation of receipt) or overnight courier service, in each case addressed as respectively set forth below or to such other address as any Party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful email transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

[Exhibit A to the Purchase and Sale Agreement]

to Buyer:

DXC Technology Company
1775 Tysons Blvd, Suite 900
Tysons, VA 22102
Email: cdiao@dxc.com
Attention: H.C. Charles Diao, Senior Vice President - Finance, Corporate Development and Corporate Treasurer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
Email: Peter.Harwich@lw.com; David.Kurzweil@lw.com
 Attention: Peter Harwich, Esq.; David Kurzweil, Esq.

to Seller:

Molina Healthcare, Inc.
300 University Avenue, Suite 100
Sacramento, CA 95825
Email: Jeffrey.Barlow@molinahealthcare.com
Attention: Jeff Barlow, Chief Legal Officer and Secretary

with a copy to:

Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802
Email: Burt.Park@molinahealthcare.com
Attention: Burt Park, Deputy General Counsel and Assistant Secretary

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Email: jcook@orrick.com
 Attention: John Cook, Esq.

6.3            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.

[Exhibit A to the Purchase and Sale Agreement]

6.4            Entire Agreement. This Agreement, the Mutual Nondisclosure Agreement, the Purchase Agreement and the other Operative Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

6.5            Amendments; Assignment; Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by the Parties. Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon the Parties, and any such waiver shall be effective only in the specific instance and for the purposes for which given. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the applicable Party; provided, that Buyer shall be entitled to assign all or any part of this Agreement to any one or more of its Affiliates without Seller’s consent (except that Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder and liable for all of its obligations hereunder). No failure on the part of any Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of any such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by applicable Law.

6.6            Parties in Interest. This Agreement shall be binding on and inure solely to the benefit of the Parties and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7            Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Delaware.

6.8            Jurisdiction and Venue; Waiver of Jury Trial. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE OR, IN THE EVENT FEDERAL COURT WITHIN THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE COURT WITHIN THE STATE OF DELAWARE). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF TO SUCH PARTY BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS SPECIFIED IN SECTION 6.2, OR BY ANY OTHER METHOD PERMITTED BY LAW. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE TRIAL BY JURY, AND EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

[Exhibit A to the Purchase and Sale Agreement]

6.9            Headings; Construction. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Unless the context otherwise requires: (a) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document; (b) any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder; (c) the use of the term “including” means “including, without limitation”; (d) the word “or” shall be disjunctive but not exclusive; (e) unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1); (f) a reference to an entity includes any successor entity, whether by way of merger, amalgamation, consolidation or other business combination; (g) reference to a word defined hereunder shall apply equally to both the singular and plural forms of the terms defined; and (h) a reference to “$” or “dollars” mean the lawful currency of the United States. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.

6.10            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

6.11            Specific Performance. Each Party acknowledges and agrees that Seller on the one hand or Buyer or the Company on the other hand would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Parties shall be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the indemnification provisions hereof) in any competent court having jurisdiction over the Parties, in addition to any other remedy to which they may be entitled at law or in equity.

[Signature Page Follows]

[Exhibit A to the Purchase and Sale Agreement]

In Witness Whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

DXC TECHNOLOGY COMPANY

By:
Name:
Title:

MOLINA INFORMATION SYSTEMS, LLC (D/B/A MOLINA MEDICAID SOLUTIONS)

By:
Name:
Title:

MOLINA HEALTHCARE, INC.

By:
Name:
Title:

[Signature Page to the Transition Services Agreement]

Exhibit A

Services

(To be finalized prior to the Closing)

[Exhibit A to the Transition Services Agreement]

Exhibit B

Form of Statement of Work

Statement of Work No. ___

This Statement of Work No. ____ (this “Statement of Work”), effective as of _________________, is entered into by and among Molina Healthcare, Inc. (“Seller”), DXC Technology Company (“Buyer”) and Molina Information Systems, LLC doing business as Molina Medicaid Solutions (the “Company”). This Statement of Work is a part of and subject to the terms and conditions set forth in the Transition Services Agreement, dated as of [●], between Seller, Buyer and the Company, as the same may be amended from time to time.

1.                Additional Services.

2.                Fees and Charges.

3.                Other Provisions.

DXC TECHNOLOGY COMPANY	MOLINA HEALTHCARE, INC.

Signature	Signature

Printed Name	Printed Name

Title	Title

MOLINA INFORMATION SYSTEMS, LLC (D/B/A MOLINA MEDICAID SOLUTIONS)

Signature

Printed Name

Title

[Exhibit B to the Transition Services Agreement]

Exhibit C

Excluded Services

(To be finalized prior to the Closing)

[Exhibit C to the Transition Services Agreement]

Exhibit B

Restructuring Schedule

1.	Termination of the Services Agreement by and between the Company and Seller dated January 1, 2011.

2.	Assignment of the TriZetto Agreements (as that term is defined in the Disclosure Memorandum) from Seller to Company.

[Exhibit B to the Purchase and Sale Agreement]